FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

May 30, 2014

Commission File Number 001-16125

Advanced Semiconductor Engineering, Inc.
( Exact name of Registrant as specified in its charter)

26 Chin Third Road Nantze Export Processing Zone Kaoshiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

Date: May 30, 2014	By:	/s/ Joseph Tung
Name: Joseph Tung
Title: Chief Financial Officer

Stock Code ：2311
NYSE ：ASX

ASE	ADVANCED SEMICONDUCTOR ENGINEERING, INC.

Agenda

Of

2014 Annual Shareholders’ Meeting

June 26, 2014

Summary Translation

Meeting Notice

Coupon 1

Notice for Meeting

I.
Please note that we are scheduled to hold the 2014 Shareholders’ General Meeting on Thursday, June 26, 2014 at 10:00 a.m. (shareholder registration starts 9:00 a.m.; registration at meeting venue) at Zhuang Jing Auditorium, 600, Jiachang Rd., NEPZ, Nanzih Dist., Kaohsiung City.

(1)	Status Reports:

1.	2013 Business Report.

2.	Report by supervisors on review of the 2013 financial statements.

3.	Report on total amount for endorsement, guarantee and amount of loans to third parties.

4.	Report on the Company's third issue of foreign non-guaranteed convertible corporate bonds.

5.	Report on the implementation of the privately offered foreign convertible corporate bonds passed in the 2013 shareholders meeting.

6.	Report on the implementation of the Company's indirect investments in mainland China.

7.	Report on the status of the Company's merger with Yang Ting Tech Co., Ltd.

(2)	Matters for Ratification:

1.	Ratification of the Company's 2013 final financial statements.

2.	Ratification of 2013 earnings distribution proposal.

(3)	Matters for Discussions:

1.
To discuss whether to consecutively or simultaneously select one of or combine cash capital increase by issuing common shares and GDR, domestic cash capital increase by issuing common shares, and privately offered foreign convertible corporate bonds.

2.	Discussions of revision of the Company’s Procedure for the Acquisition or Disposal of Assets.

3.	Discussions of revision of the Company’s Articles of Incorporation.

4.	Discussions of revision of the Company’s Rules Governing the Election of Directors and Supervisors and renaming to the Rules Governing the Election of Directors.

(4)	Other Resolutions and Extempore Motions

II.
Dividend to be distributed is NT$1.3 per share, all of which will be distributed in cash. If at a later date the Company’s ECB holders exercise the right of conversion, or new shares are issued to employees against Employee Stock Option warrants, or new shares are issued by the Company for cash increase, or there is a buyback of the Company’s stocks, or transfer or cancellation of the Company’s treasury stocks, which affects the cash distribution rate of the shareholders’ bonus requiring adjustment, the management will request the shareholders’ meeting to authorize the board of directors to handle the situation and make adjustments accordingly.

III.	Please refer to the description on the back for the procedure of privately offering foreign convertible corporate bonds (Coupon 5).

IV.	According to Article 165 of the Company Act, stock transfers shall be discontinued from April 28, 2014 to June 26, 2014.

V.
Apart from the public announcement, this is the letter of invitation attached with one copy each of the Notice for Attendance of the Shareholders’ General Meeting and proxy. You are cordially invited to attend. If you are to attend the meeting in person, please report to the meeting location on the day of the meeting by filling out Coupon 2 Notice for Attendance in Person and Coupon 3 Sign-in Card. If you wish to appoint an agent to attend on your behalf, please send back Coupon 6 Proxy and Coupon 3 Sign-in Card in its full form, duly filled out, to the Company’s stock affairs agent, President Securities Corp., attention of the Department of Stock Affairs, 5 days prior to the meeting. Once the signature or seal is verified, the Company’s stock affairs agent will send back the Sign-in Card with the registration seal affixed to you or your agent for attendance of the shareholders’ general meeting.

VI.
If any shareholder wishes to enlist proxies, the Company will produce a general checklist stating therein the information of the solicitor and the soliciting information on 2014/5/26 to be disclosed on the website (http://free.sfib.org.tw). Investors who wish to make an enquiry may enter the website and navigate to Free Enquiry System for Announced Information Related to Proxy. Click on the Entry for Enquiry About the Announced Information on Proxy for Meeting on the right-hand side and enter the search criteria.

VII.	Verification of proxy votes at the shareholders’ general meeting shall be conducted by the Department of Stock Affairs at President Securities Corp.

VIII.
In this year's annual general meeting, shareholders may exercise their voting rights via electronic voting. Period for which electronic voting may be carried out: From May 27 to June 23, 2014. Login to Taiwan Depository & Clearing Corporation's "Stock Vote" website and proceed in accordance with the instructions provided (web address: www.stockvote.com.tw).

IX.	This is for your information. Please act accordingly.

To:
Shareholder ___________

The Board of Directors, Advanced Semiconductor Engineering, Inc.

Address: B1, 8, Tunghsing St., Sungshan District, Taipei City 105

Stock Affairs Agent for Advanced Semiconductor Engineering, Inc.

Exclusive line for stock affairs agency: (02) 2746-3797 (Representative Line) Website: http://www.pscnet.com.tw/

The personal information collected by the Department of Stock Affairs Agency is processed or used only for stock affairs purposes, and the related information will be stored according to the regulations or the agreed storage periods. Please contact the Department of Stock Affairs Agency if you intend to exercise the related rights.

Coupon 2:

Notice for Those Attendance in Person

Please note that I shall personally attend the 2014 Shareholders’ General Meeting on June 26, 2014 and you may send me the Sign-in Card.

To:

Advanced Semiconductor Engineering, Inc.
Shareholder No.:
Shareholder Name:
(If proxy is consigned, please endorse on the back of the card)

Please sign here if you shall attend the meeting in person.

Serial No.:	Checked and Verified by:

Coupon 3: Sign-in Card
This Sign-in Card will become null	2014 Shareholders’ General Meeting of
and void without the registration	Advanced Semiconductor Engineering, Inc.
seal by the Company’s stock	☐ To attend in person
affairs agent.	☐ By proxy
Sign-in Card
Time: 10 am, Thursday, June 26, 2014
Place: Zhuang Jing Auditorium, 600 Jiachang
Rd., NEPZ, Nanzih Dist., Kaohsiung City.
Shareholder No.:
Number of Shares Held:
Addressee:
Shareholder Name:
Mailing Address of Shareholder:
Name of Agent:
Mailing Address of Agent:
Serial No. of Attendance:	Approved by:

Coupon 4
Advanced Semiconductor Engineering, Inc. cash dividend transfer (change) application form
Account No.								Authorized seal
Account Name
Telephone
Original	Name of Bank		Bank Code		Branch	Account title		Account No.	Check digit
registration
(Do not send in
the form if there
are no errors)
(New) Change	Name of Bank		Bank Code		Branch	Account title		Account No.	Check digit

	Post	Passbook (H)	P07	Br		-	Ac		-
	Office			an			co
				ch			un
				N			t N
				o.			o.

※	Please fill out bank information completely and carefully; a check will be sent if the fund is unable to be transferred
※	If you are not familiar with filling out the account number for fund transfer, please attach a photocopy of your account passbook to facilitate data entry.
※	The distribution of cash dividends by the Company may be conducted via bank transfer or via checks.
※	Please send the form back to the Department of Stock Affairs at President Securities Corp. before June 26, 2014 for processing.

Please Note:
※	The souvenir for shareholders this year will be: a LED folding lamp; in the event of insufficient quantity, an alternative souvenir of equal value will be distributed.
※
If you are unable to attend the shareholders' meeting in person and wish to appoint the Department of Stock Affairs of President Securities Corp. to attend on your behalf, please present your proxy form, signed or sealed, to President Securities Corp. between June 9, 2014 and June 20, 2014 (with the exception of weekends and holidays), from 8:30 am to 4:30 pm at the following address: 1F, 8, Dongxing Rd., Songshan District, Taipei City; (02)2746-3797). Applications are not accepted otherwise.

※
You may pick up the souvenir from June 21 to June 25, 2014 at President Securities Corp. at No. 8, Dongxing Rd., Songshan District, Taipei City or from June 9 to June 25, 2014 at 26, Jing 3rd Road, NEPZ, Kaohsiung City. 8:30 a.m. to 4:30 p.m. (except on weekends and holidays.)

※	If you plan to attend the meeting in person on June 26, 2014, you may pick up the souvenir at the meeting.
※
For shareholders who wish to exercise voting rights by electronic means, the souvenir may be picked up between 8:30 a.m. and 4:30 p.m. on June 26, 2014 at the Department of Stock Affairs of President Securities Corp. at No. 8, Dongxing Rd., Songshan District, Taipei City. Souvenirs cannot be mailed or exhanged after the meeting.

※	You may enquire about souvenir-related information at the exclusive souvenir section on the website of President Securities Corp. at http://www.pscnet.com.tw/.

Coupon 5
Private offering of foreign convertible corporate bonds

In order to meet long term capital requirements and allow more diversified and flexible funding channels, the AGM is urged to authorize the board to consecutively or simultaneously select one of or combine issuing of GDRs through cash increase, conduct domestic cash increase by issuing common shares, and privately offer foreign convertible corporate bonds at appropriate times depending on market circumstances and capital requirements.

According to Article 43-6 of the Securities and Exchange Act and the Directions for Public Companies Conducting Private Placements of Securities, the aforementioned private offering of foreign convertible corporate bonds is described as follows:

(1)	Basis and reasonableness of private offering price:

The issue price for the private offering of foreign convertible corporate bonds is set to be not lower than 80% of the formula price referred to in the Directions for Public Companies Conducting Private Placements of Securities. For the actual issue price, the shareholders meeting will be requested to grant the board of directors the authority to set the price according to the law and not below the range approved by the shareholders meeting and depending on current market and company circumstances. The price for this private offering of foreign convertible corporate bonds is set according to the regulations and in consideration of the strict restrictions for transfer timing, recipient, and quantity of the privately offered securities. In addition, the shares converted from the corporate bonds may not be publicly listed for three years of the delivery. The price for this private offering of foreign convertible corporate bonds is deemed to be reasonable under the terms and factors such as weaker liquidity.

(2)	Selection method and purpose for offerees, necessity, and expected benefits:

The offeree selection procedure shall follow the rules under Article 43-6 of the Securities and Exchange Act and the previous order (2002) Tai-Cai-Zheng-1 No. 0910003455 of June 13, 2002, of the Securities and Futures Commission of the Ministry of Finance. The purpose for selecting offerees is to introduce strategic investors. A strategic investor refers to an individual or corporate entity that, for the purpose of increasing the Company's profits, assists the Company to enhance technology, improve quality, increase efficiency, and expand market share through vertical or horizontal industry integration or collaboration in product or market development. The selection of offerees shall be decided by the board of directors as authorized by the shareholders meeting. The purpose, necessity, and expected benefits are to meet the demands of the Company's operations by having private offering investors provide the Company with assistance in enhancing technology, improving quality, reducing costs, increasing efficiency, and expanding the market in order to strengthen the Company's competitiveness and improve operational efficiency and long term development.

(3)	Necessity, use of funds, and expected benefits:

1.
Reasons against a public offering: The choice of a private offering is in support of the Company's future business development and plans to introduce strategic investors and in consideration of the time sensitiveness, convenience, issue costs and shareholder stability provided by a private offering. In addition, privately offered securities are restricted from free transfer under the Securities and Exchange Act, and the rule will ensure a long term partnership between the Company and its strategic investors.

2.
Maximum amount of private offering: This private offering of foreign convertible corporate bonds is subject to a maximum of NT$15 billion or the equivalent in foreign currencies. However, the actual amount of the private offering shall be determined in accordance with the applicable regulations and financial market conditions at the time. When a convertible corporate bond holder obtains common shares of the Company by exercising conversion rights, the number of shares is calculated based on the conversion price at the time of conversion.

3.
Use of funds and expected benefits: The private offering of foreign convertible corporate bonds may be made by the board of directors as authorized by the shareholders meeting within one year of the passing of the resolution. The capital raised is expected to be used for one or more purposes of capital expenditure, providing for working capital increases, repaying bank loans, and reinvestment. In addition, it is expected that the funds will be completely used up within three years after the private offering is completed. The expected benefits include a positive impact on shareholder rights and one or more of a strengthened industry position, enhanced long term competitiveness, improved financial structure, and savings on interest expenses. However, the actual private offering and the schedule for the use of funds shall depend on the Company's capital requirements, legal regulations, and financial market circumstances.

(4)	Rights and obligations associated with converting corporate bonds to common shares

The rights and obligations associated with the common shares converted from this private offering of foreign convertible corporate bonds are identical to those associated with the existing common shares of the Company. However, the listing and resale of such common shares shall be subject to the rules under the Securities and Exchange Act. Private offerings of foreign convertible corporate bonds shall be conducted in compliance with the letter from the Financial Supervisory Commission of the Executive Yuan, Jin-Guan-Zheng-1 No. 09700513881 on October 21, 2008.

(5)
The private offering plan includes primarily the issue and conversion rules, actual private offering price, private offering terms, plan items, amounts, scheduled progress and expected benefits, and other matters potentially related to the issue plan. The shareholders meeting will be requested to authorize the board of directors to make adjustments at its full discretion according to the Company's financial needs, financial market conditions, and relevant regulations. The shareholders meeting will also be requested to authorize the board of directors to make modification or correction at its full discretion in response to future changes in legal regulations, orders from the competent authority, or changes in market conditions, business assessment, or objective environmental conditions.

(6)
In order to complete the private offering of foreign convertible corporate bonds, the shareholders meeting will also be requested to authorize the chairman of the board or a designated person to represent the Company in the signing of all relevant contracts and documents and complete all subsequent procedures for the Company.

(7)	For matters that are not covered herein, the shareholders meeting will be requested to authorize the board of directors to, in accordance with law, proceed at its own discretion.

※For more information on private offerings, please visit the following websites: The Market Observation Post System: http://mops.twse.com.tw/mops/web/index, the Company's website: http://www.aseglobal.com.

Instructions for use of the Proxy

1.	This proxy is provided with two different forms and the shareholder may opt to use either of them. However, if both forms are used simultaneously, it shall be deemed as carte blanche.

2.
Before solicitation for proxy is made by a third party, shareholders are advised to ask the solicitor to provide information on written and advertising contents or consult with the Company-compiled general information of the solicitor’s written and advertising contents in order to fully understand the background information of the solicitor and the candidate to be elected as well as opinions on agenda items of the solicitor.

3.	If the trustee agent is not a Shareholder No., he/she should fill out his/her ID number or the uniform serial number in the Shareholder A/C Column.

4.	If the solicitor is a trust business or service agency institution, please fill out the uniform serial number in the Shareholder No. A/C Column.

5.	All other matters related to the agenda shall be conducted by the instructions herein provided.

6.
If the proxy has already been delivered to the Company and the shareholder decides they wish to personally attend the meeting or exercise his or her voting rights by electronic means, the concerned shareholder should notify the Company in writing two days prior to the shareholders’ meeting to rescind the notice for proxy. If the shareholder fails to do so by the deadline, the voting right cast by the trustee agent shall govern.

7.
The Department of Stock Affairs at President Securities Corp. (No. 8, Dongxing Rd., Songshan District, Taipei City) has been appointed the Company's stock affairs agent for the current shareholders' meeting. Telephone: (02)2746-3797. If you are unable to attend the shareholders' meeting in person to approve the proposals of the Board of Directors, please place a check mark (x) next to the proposal on Format II of the proxy form, signed or sealed (1. Ratification of the Company's 2013 final financial statements. 2. Ratification of 2013 earnings distribution proposal. 3. To discuss whether to consecutively or simultaneously select one of or combine cash increase by issuing common shares and GDR, domestic cash increase by issuing common shares, and privately offered foreign convertible corporate bonds. 4. Revision of the Company’s Procedure for the Acquisition or Disposal of Assets. 5. Discussion of revision of the Company’s Articles of Incorporation. 6. Discussion of revision of the Company’s Rules Governing the Election of Directors and Supervisors and renaming to Rules Governing the Election of Directors. The Department of Stock Affairs at President Securities Corp. has been appointed the Company's stock affairs agent.

8.	See Coupon 6 for the format of the proxy.

Coupon 6
If you wish to consign an agent to attend the meeting on your behalf, please fill out this coupon and send it back.
Stock Code No.: 2311

PROXY		Principal (Shareholder)		Serial No.	02	ASE
Format I	Format II	Shareholder No.	Number of shares held	Signature or Seal
A. ____________ (the trustor must fill it	A.____________ (the trustor must fill out in
it out in person and it may not be replaced by affixation of seal) is hereby consigned as the agent for the undersigned shareholder, to attend the 2014 Shareholders’ General Meeting to be held on June 26, 2014, representing the undersigned shareholder to exercise the rights of shareholders with regard to the matters in the agenda and may at his/her discretion handle the extempore motions in the meeting.
B. Please mail the attendance pass or attendance sign-in card to the agent. If the meeting date is changed for whatever reason, this Proxy remains in force (limited to this meeting only).

To:
Advanced Semiconductor Engineering, Inc.
Date of authorization:

person and it may not be replaced by affixation of seal) is hereby consigned as the agent for the undersigned shareholder, to attend the Shareholders' General Meeting to be held on June 26, 2014, representing the undersigned shareholder to exercise the rights and opinion of shareholders with regard to the following agenda items:
Name or Title
	1. Ratification of the Company's 2013 final financial statements. □1. Ratify □2. Oppose □3. Abstain from voting.	Solicitor		Signature or Seal
	2. Ratification of 2013 earnings distribution proposal.□1. Ratify □2. Oppose □3. Abstain from voting.	Account No.

3. To discuss whether to consecutively or simultaneously select one of or combine cash increase by issuing common shares and GDRs, domestic cash increase by issuing common shares, and privately offered foreign convertible corporate bonds. □1.Agree □2. Oppose □3. Abstain from voting.
Name or Title
	4. Discussion of revision of the Procedure for the Acquisition or Disposal of Assets. □1. Agree □2. Oppose □3. Abstain from voting.	Agent Consigned		Signature or Seal
	5. Discussions of revision of the Company’s Articles of Incorporation. □1. Agree □2. Oppose □3. Abstain from voting.	Account No.
	6. Discussion of revision of the Rules Governing the Election of Directors and Supervisors and renaming to the Rules Governing the Election of Directors. □1. Agree □2. Oppose □3. Abstain from voting.	Name or Title
7. Extempore Motions.
	B. If this shareholder has not ticked any of the above motions, it shall mean ratification or endorsement of each and every motion.	ID No.
	C. The agent of this shareholder may have the right at his/her discretion to handle any extempore motions in the meeting.	Address
D. Please mail the attendance pass or attendance sign-in card to the agent. If the meeting date is changed for whatever reason, this Proxy remains in force (limited to this meeting only).
To: Advanced Semiconductor Engineering, Inc. Date of authorization:
Serial No.:	Checked and Verified by:

Atten: B1, 8, Tunghsing St., Sungshan District, Taipei City 105

Stock Affairs Agent for Advanced Semiconductor Engineering, Inc.
President Securities Corp. Department of Stock Affairs Agency

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Meeting Agenda

Table of Contents

Meeting Procedure		1

Meeting Agenda		2

Status Reports		3

Matters for Ratification		6

Matters for Discussion		8

Other Resolutions and Extempore Motions Motions		15

Attachments:

Ⅰ.	2013 Business Report	16

Ⅱ.	Supervisors' Report	20

Ⅲ.	2013 Independent Auditor's Report and Financial Statements	21

Ⅳ.	Guidelines for Issuance and Conversion of Privately Offered Foreign Non-guaranteed Convertible Corporate Bonds(Tentative)	37

Ⅴ.	Table of Comparison of Procedures for the Acquisition or Disposal of Assets	40

Ⅵ.	Table of Comparison of Revised Articles of Incorporation	60

Ⅶ.	Table of Comparison of Rules Governing the Election of Directors and Supervisors	62

Appendixes:

Ⅰ.	Rules of Procedure for Shareholders’ Meeting	64

Ⅱ.	Articles of Incorporation (before revision)	68

Ⅲ.	Status of Holdings by Directors and Supervisors	74

Ⅳ.	Information Concerning Employee Bonus and Information Remuneration for Directors and Supervisors	75

Ⅴ.	Impact upon Business Performance and EPS Resultant from Non-remunerative Share Allotment this time	76

Advanced Semiconductor Engineering, Inc.

2014 Annual Shareholders’ Meeting Procedure

I.	Meeting called to order (announcing respective holding of shareholders present)

II.	Chairperson's opening remarks

III.	Status Reports

IV.	Matters for Ratification

V.	Matters for Discussion

VI.	Other Resolutions and Extempore Motions

VII.	Meeting Ended

Advanced Semiconductor Engineering, Inc.

2014 Annual Shareholders’ Meeting Agenda

1. Time: 10:00AM, Wednesday, June 26, 2014

2. Place:  Zhuang Jing Auditorium, 600 Jiachang Rd., Nantz Processing Export Zone, Nantz District, Kaohsiung City

3. Present: All shareholders and proxies

4. Chairperson's Remarks

5. Status Reports

(1)	2013 Business Report

(2)	Report by supervisors on review of the 2013 financial statements.

(3)	Report on total amount for endorsement, guarantee and amount of loans to third parties.

(4)	Report on the Company's third issue of foreign non-guaranteed convertible corporate bonds.

(5)	Report on the implementation of the privately offered foreign convertible corporate bonds passed in the 2013 shareholders meeting.

(6)	Report on the implementation of the Company's indirect investments in mainland China.

(7)	Report on the status of the Company's merger with Yang Ting Tech Co., Ltd.

6. Matters for Ratification

Case 1:	Ratification of the Company's 2013 final financial statements.

Case 2:	Ratification of 2013 earnings distribution proposal.

7. Matters for Discussion

Case 1:
To discuss whether to consecutively or simultaneously select one of or combine cash increase by issuing common shares and GDRs, domestic cash increase by issuing common shares, and privately offered foreign convertible corporate bonds.

Case 2:	Discussion of revision of the Procedure for the Acquisition or Disposal of Assets.

Case 3:	Discussion of revision of the Company’s Articles of Incorporation.

Case 4:	Discussion of revision of the Rules Governing the Election of Directors and Supervisors and renaming to the Rules Governing the Election of Directors.

8. Other Resolutions and Extempore Motions

9. Meeting Ended

Status Reports

1.	2013 Business Report (proposed by the Board of Directors)
Explanation: Please see Attachment Ⅰ for the 2013 Business Report attached to this Agenda Manual.

2.	Report by supervisors on review of the2013 financial statements. (proposed by the Board of Directors)
Explanation: Please see Attachment Ⅱ for the Supervisors’ Report attached to this Agenda Manual.

3.	Report of the Company's aggregate amount of endorsements and guarantees and amounts of loans extended to others as of December 31,2013. (proposed by the Board of Directors)
Explanation: (1) The Company's aggregate amount of endorsements and guarantees is as follows as of December 31, 2013:

  Unit: NT$ 1,000
Guarantee beneficiary	Relationship	Guaranteed amount	Actual amount of utilization
Anstock Limited	Subsidiary in which it indirectly holds 100% voting shares	3,510,692	3,212,263
USI Enterprise Limited	Subsidiary in which it indirectly holds 99% voting shares	16,392,750	_
Total		19,903,442	3,212,263

(2) The Company's aggregate amount of loans extended to others is zero as of December 31, 2013.

4.	Report on the Company's third issue of foreign non-guaranteed convertible corporate bonds (proposed by the Board of Directors)
Explanation:
In response to the need to fund overseas purchases of raw materials, the Company's board of directors approved a third issue of foreign non-guaranteed convertible corporate bonds on July 15, 2013. The total issue (including subscription over the limit) was subject to a maximum of US$400 million for an issuance duration of five years. The coupon rate was 0% and the bonds were issued at 100% of face value and in accordance with the letter Jin-Guan-Zheng-Fa No. 10200309101 from the Financial Supervisory Commission on August 15, 2013. The Company completed the offering with an actual issue value of US$400 million on September 5, 2013. The conversion price was set at NT$33.085 per share for conversion into common shares.

5.	Report on the implementation of the privately offered foreign convertible corporate bonds passed in the 2013 shareholders meeting (proposed by the Board of Directors)
Explanation:
(1)   A resolution passed by the shareholders meeting on June 26, 2013 authorized the board of directors of the Company to issue privately offered foreign non-guaranteed convertible corporate bonds up to a total amount of NT$15 billion in equivalent foreign currencies as needed in response to the Company's capital needs or the condition of financial markets.

(2)   With respect to the aforementioned private offering of foreign convertible corporate bonds by the board of directors as authorized by the shareholders meeting, the issuance deadline expired on June 25, 2014, and the Company's board of directors did not make any private offering during the authorized issuance period.

6.	Report on the implementation of the Company's indirect investments in mainland China (proposed by the Board of Directors)
Explanation:	The Company made indirect investments in 2013 in mainland China by means of debt for equity swaps through the offshore subsidiary ASE (Korea) Inc. as described below:

Approval No. by Investment Commission	Corporate name of investment in mainland China	Approved amount
2013.10.29 Jing-Shen-Er-Zi No. 10200314400	ASE (Weihai) Inc.	US$25 million

7.	Report on the status of the Company's merger with Yang Ting Tech Co., Ltd. (proposed by the Board of Directors)
Explanation:
(1)   For the purpose of integrating overall resources and enhancing business performance and competitiveness, the Company's board of directors approved a summary merger with the subsidiary in which the Company holds 100% voting shares, Yang Ting Tech Co., Ltd. ("Yang Ting Tech"), on July 15, 2013 in accordance with the Business Mergers and Acquisitions Act and other applicable laws. The Company would be the continuing company and Yang Ting Tech would be the extinguished company.

(2)   The reference date for this merger is August 30, 2013 and the related merger procedures have been completed. As Yang Ting Tech is a subsidiary in which the Company holds 100% voting shares, the Company did not pay any cash or issue any new shares to the shareholders of the extinguished company in the merger.

Matters for Ratification

Case 1 (proposed by the Board of Directors)

Proposal:	2013 final accounts for your recognition.

Explanation:
1.    The Company's 2013 financial statements have been audited and attested by Deloitte & Touche and reviewed by the Supervisors.

2.     Please ratify the financial statements (see Attachment Ⅲ to this Agenda Manual for details) and the 2013 Business Report (see Attachment I to this Agenda Manual for details).

Resolution:

Case 2 (proposed by the Board of Directors)

Proposal:	Please ratify the Company’s 2013 proposal for earnings distribution.

Explanation:
1.     The Board of directors has drafted the Company’s 2013 proposal for surplus distribution as shown in the table below in accordance with the applicable laws and the Company’s Articles of Incorporation for your ratification.

Advanced Semiconductor Engineering, Inc. 2013 earnings distribution proposal
Unit: NT$
Item	Amount
Prior year retained earnings	9,950,246,714
Add: TIFRS adoption adjustments	3,969,217,641
Subtract: Provision for special surplus reserve in response to first adoption of TIFRS	3,353,938,421
Add: Actuarial gains (losses) allocated to retained earnings	353,653,554
Add: Current year net profit	15,689,073,911
Subtract: Provision for 10% statutory surplus reserve	1,568,907,391
Add: Reversal of provision for special surplus reserve	309,991,832
Current year earnings to be distributed	25,349,337,840
Items for distribution:
Dividend (Note 1)	10,156,005,399
Current year retained earnings	15,193,332,441

Remarks: NT$144,000,000 to be distributed for Director and Supervisor remuneration NT$1,587,300,000 to be distributed for employee bonuses, all in cash
President: Jason C.S. Chang Manager: Richard H.P. Chang Accountant Manager: Joseph Tung

Note 1:
A total of NT$10,156,005,399 is distributed as dividends, NT$1.30 per share, all of which will be distributed in cash. The above distribution of dividends to shareholders and the cash and stock dividend distribution rates are calculated based on the number (7,812,311,846) of shares recorded in the Register of Shareholders as of March 30, 2014. If at a later date the Company’s ECB holders exercise the right of conversion, or new shares are issued to employees against Employee Stock Option warrants, or new shares are issued by the Company for cash increase, or there is a buyback of the Company’s stock, or transfer or cancellation of the Company’s treasury stocks, which affects the cash distribution rate of the shareholders’ bonus, requiring adjustment, the management will request the shareholders’ meeting to authorize the board of directors to handle the situation and make adjustments accordingly.
.

Note 2:	In response to the introduction of an integrated income tax system, earnings of the most recent year will be distributed at this time.

2. Base date for dividend distribution: The board is authorized to set the date after it is passed at the shareholders meeting.
Resolution:

Matters for Discussion

Case 1 (proposed by the Board of Directors)

Proposal:
To discuss whether to consecutively or simultaneously select one of or combine cash increase by issuing common shares and GDRs, domestic cash increase by issuing common shares, and privately offered foreign convertible corporate bonds.

Explanation:
To finance future capacity expansion, provide for working capital increases, repay bank loans, or cope with other funding needs in the longer term, the Company is urged to authorize the board to consecutively or simultaneously select one of or combine issuing of GDRs through cash increases, conducting domestic cash increases by issuing common shares, and privately offering foreign convertible corporate bonds according to the articles of incorporation, relevant regulations and the following rules.

1.    The principles to issue new common shares and GDRs for cash increase shall be as follows:

(1)   This cash increase by issuing common shares and GDRs shall not exceed 500 million shares with the board of directors authorized to decide how many shares are to be issued depending on market conditions.

(2)   The price at which shares are issued via issuance of GDRs through cash increase shall not fall below 90% of the simple arithmetic mean of the share's closing price on the date the issue price is set and its closing price one, three or five days prior to the price-setting date after adjustment for any distribution of stock dividends (or cancelled shares for capital reduction) as per the "Self-imposed Rules Governing Underwriters Assisting Companies in Issuing Securities" announced by the Taiwan Securities Association. If relevant regulations change, the pricing method may be changed accordingly. As share prices often fluctuate substantially in a short period of time, the Chairman is authorized to set the issue price by following international practices after consulting the underwriter and considering international capital markets' circumstances, domestic market prices, and the book building status. The GDR's issue price is decided based on the fair market price of the company's common stock. Original shareholders who did not participate in the offering, if for the purpose of maintaining shareholding structure, may purchase common stock in Taiwan's stock market at a price close to the GDR's issue price without having to assume exchange and liquidity risks. In addition, shares issued via issuance of GDRs through cash increases will dilute the original shareholders' equity to a maximum of 6.40%, not a major impact on shareholders' rights and interests.

(3)   10%~15% of common shares issued for this cash increase shall, according to Article 267 of The Company Act, be reserved for subscription by company employees and the shareholders meeting will be requested to fully appropriate the remaining 85%~90% for open issuance as securities for GDR as the original shareholders have waived their rights for subscription in accordance with Article 28-1 of the Securities Exchange Act. For the part that employees have not subscribed for, the Chairman is authorized to contact a designated party for purchase or, depending on market requirements, list as the original securities for participation in the issuance of GDR.

(4)   Funds raised by shares issued via issuance of GDRs through this cash increase shall be used to expand factories, purchase equipment, purchase materials overseas, make reinvestments, and/or repay bank loans. Implementation shall be completed within 2 years after the funds are raised. The project is expected to boost the Company's competitiveness, improve its efficiency, and have a positive impact on shareholders' rights and interests.

(5)   The board of directors is authorized to adjust, set, and administer the major contents of the cash increase by GDR issuance plan, which includes issuance rules, source of capital, plan items, estimated progress and estimated probable effect generated as well as other matters relevant to the issuance of GDR, according to market conditions. If a cash increase must be changed as ordered by the competent authority or required by circumstances, the board is authorized to make corresponding changes.

(6)   In conjunction with the issuance method of common shares for this cash increase and participation in GDR issuance, the Chairman or his designated representative is authorized to represent the Company in signing all documents related to the participation in the issuance of GDR as well as handling all related matters.

2.     The principles for domestic cash capital increase by issuing common shares:

(1)   The number of common shares issued for this domestic cash increase may not exceed 500 million shares.

(2)   Face value of shares issued via cash increase is NT$10 per share. The issue price shall be decided by the Chairman after consulting the underwriter as per the "Self-imposed Rules Governing Underwriters Assisting Companies in Issuing Securities" announced by the Taiwan Securities Association and market conditions at time of issue and filed with the competent authority.

(3)   According to Article 28-1 of the Securities Exchange Act, the underwriting method for the publicly offered portion of this cash increase shall be decided by the board of directors as authorized to be either public subscription or book building.

A.    If public subscription is selected:

Apart from the 10%~15% of the issued shares to be reserved for employee subscription at the actual issue price according to Article 267 of the Company Act, 10% of the newly issued shares will be publicly offered to comply with Article 28-1 of the Securities Exchange Act, while the remaining 75%~80% will be subscribed by the existing shareholders based on the shareholding percentages on the base date. For an existing shareholder who holds insufficient shares to subscribe to one new share, joint subscription with other shareholders or combined subscription by one person will be allowed; any employee or existing shareholder who does not subscribe to the issue authorizes the Chairman to contact a designated party for purchase at the issue price.

B.    If book building is selected:

Apart from the 10%~15% of the issued shares to be reserved for employee subscription at the actual issue price according to Article 267 of the Company Act, the remaining shares will be subject to Article 28-1 of the Securities Exchange Act, and the existing shareholders waive the right to subscribe before the shares all become publicly offered based on the book building method. In addition, if the Company’s employees have not subscribed sufficiently and adequately or waived the right to subscribe, the chairman may contact a designated party for purchase.

(4)   The rights and obligations associated with the new shares issued for the cash increase are identical to those associated with the existing shares.

(5)   The funds raised by common shares issued through this cash increase shall be used to expand factories, purchase equipment, purchase materials overseas, provide for working capital increase, make reinvestments, and/or repay bank loans. Implementation shall be completed within 2 years after the funds are raised. The project is expected to boost the Company's competitiveness, improve its efficiency, and have a positive impact on shareholders' rights and interests.

(6)   The board of directors is authorized to adjust, set, and administer the major contents of the cash capital increase plan, which includes issuance rules, source of capital, plan items, estimated progress and estimated probable effect generated as well as other matters relevant to the issuance of GDR, according to market conditions. If a cash capital increase must be changed as ordered by the regulatory authority or required by circumstances, the board is authorized to make corresponding changes.

(7)   Once the plan for cash increase is filed with the competent authority, the Chairman will be authorized to set the base date, payment period, and ex-rights date for new share issue.

3.    The principles to privately issue foreign convertible corporate bonds:

(1)   This private offering of foreign convertible corporate bonds is subject to a maximum of NT$15 billion or the equivalent in foreign currencies. Please see Attachment Ⅳ to this Agenda for the preliminary issue and conversion rules for this private offering of foreign convertible corporate bonds, which will be handled by the board of directors authorized by the shareholders meeting based on the Company's funding needs or financial market conditions.

(2)   Basis and reasonableness of private offering price:

The issue price for the private offering of foreign convertible corporate bonds is set to be not lower than 80% of the formula price referred to in the Directions for Public Companies Conducting Private Placements of Securities. For the actual issue price, the shareholders meeting will be requested to grant the board of directors the authority to set the price according to the law and not below the range approved by the shareholders meeting and depending on current market and company circumstances. The price for this private offering of foreign convertible corporate bonds is set according to the regulations and in consideration of the strict restrictions for transfer timing, recipient, and quantity of privately offered securities. In addition, shares converted from corporate bonds may not be publicly listed for three years from delivery. The price and terms for this private offering of foreign convertible corporate bonds is deemed to be reasonable considering factors such as weakened liquidity.

(3)   Selection method and purpose for designated persons, necessity, and expected benefits:

The offeree selection procedure shall follow the rules under Article 43-6 of the Securities and Exchange Act and the previous order (2002) Tai-Cai-Zheng-1 No. 0910003455 on June 13, 2002 from the Securities and Futures Commission of the Ministry of Finance. The purpose for selecting offerees is to introduce strategic investors. A strategic investor refers to an individual or corporate entity that, for the purpose of increasing the Company's profits, assists the Company to enhance technology, improve quality, increase efficiency, and expand market share through vertical or horizontal industry integration or collaboration in product or market development. The selection of offerees shall be decided by the board of directors as authorized by the shareholders meeting.

The purpose, necessity, and expected benefits are to meet the demands of the Company's operations by having private offering investors provide the Company with assistance in enhancing technology, improving quality, reducing costs, increasing efficiency, and expanding the market in order to strengthen the Company's competitiveness and improve operational efficiency and long term development.

(4)   The necessity, use of funds, and expected benefits:

A.    Reasons against a public offering:

The choice of a private offering is in support of the Company's future business development and plans to introduce strategic investors and in consideration of the time sensitiveness, convenience, issue costs and shareholder stability provided by a private offering. In addition, privately offered securities are restricted from free transfer under the Securities and Exchange Act, and this rule will ensure a long-term partnership between the Company and its strategic investors.

B.    Maximum amount of private offering:

This private offering of foreign convertible corporate bonds is subject to a maximum of NT$15 billion or the equivalent in foreign currencies. However, the actual amount of the private offering shall be determined according to the applicable regulations and financial market circumstances at the time. When a convertible corporate bond holder obtains common shares of the Company by exercising conversion rights, the number of shares is calculated based on the conversion price at the time of conversion.

C.    Use of funds and expected benefits:

This private offering of foreign convertible corporate bonds may be made by the board of directors as authorized by the shareholders meeting within one year of the passing of the resolution. The raised capital is expected to be used for one or more purposes of capital expenditure, providing for working capital increases, repaying bank loans, and reinvestments. In addition, it is expected that the fund will be completely used within three years after the private offering is completed. The expected benefits include a positive impact on shareholder rights and one or more of strengthened position in the industry, enhanced long term competitiveness, improved financial structure, and savings in interest expenses. However, the actual private offering and the schedule for the use of funds shall depend on the Company's capital requirements, legal regulations, and financial market circumstances.

(5)       Rights and obligations associated with converting corporate bonds to common shares

The rights and obligations associated with the common shares converted from this private offering of foreign convertible corporate bonds are identical to those associated with the existing common shares of the Company. However, the listing and resale of such common shares shall be subject to the rules under the Securities and Exchange Act. Private offerings of foreign convertible corporate bonds shall be conducted in compliance with the letter from the Financial Supervisory Commission of the Executive Yuan, Jin-Guan-Zheng-1 No. 09700513881 on October 21, 2008.

(6)       The private offering plan includes primarily the issue and conversion rules, actual private offering price, private offering terms, plan items, amounts, scheduled progress and expected benefits, and other matters potentially related to the issue plan. The shareholders meeting will be requested to authorize the board of directors to make adjustments at its full discretion according to the Company's financial needs, financial market conditions, and relevant regulations. The shareholders meeting will also be requested to authorize the board of directors to make modification or correction at its full discretion in response to future changes in legal regulations, orders from the competent authority, or changes in market conditions, business assessment, or objective environmental conditions.

(7)   In order to complete the private offering of foreign convertible corporate bonds, the shareholders meeting will also be requested to authorize the Chairman or a designated person to represent the Company in signing all relevant contracts and documents and complete all subsequent procedures for the Company.

(8)    For matters that are not covered herein, the shareholders meeting will be requested to authorize the board of directors to, in accordance with law, proceed at its discretion.

Resolution:

Case 2 (proposed by the Board of Directors)
Proposal:	Please discuss the revised version of the Procedure for the Acquisition or Disposal of Assets.
Explanation:

1.     In response to the amendment of the Criteria for Handling Acquisition and Disposal of Assets by Public Companies released by the Financial Supervisory Commission on December 30, 2013, the Company's board of directors approved the amendment of the Company's Procedure for the Acquisition or Disposal of Assets on April 8, 2014.

2.     Your approval of a comparison of the Procedure for the Acquisition or Disposal of Assets before and after revisions as shown in Attachment Ⅴ is requested.

Resolution:

Case 3 (proposed by the Board of Directors)
Proposal:	Please discuss the revised version of the Company’s Articles of Incorporation.
Explanation:

1.     In response to the requirement for a compulsory audit committee announced by the Financial Supervisory Commission and in order to meet the demands of the Company's operations, the Company's board of directors approved the amendment of the Company's Articles of Incorporation on April 8, 2014.

2.     Your approval of a comparison of the Articles of Incorporation before and after revisions as shown in Attachment Ⅵ  is requested.

Resolution:

Case 4 (proposed by the Board of Directors)
Proposal:	Please discuss the revised version of the Company’s Rules Governing the Election of Directors and Supervisors and renaming as the Rules Governing the Election of Directors.
Explanation:

1.     In response to the requirement for a compulsory audit committee announced by the Financial Supervisory Commission, the Company will conduct a reelection of directors in 2015 and establish an audit committee to replace the supervisors. In order to accommodate the aforementioned procedure, the Company's board of directors approved the amendment of the Company's Rules Governing the Election of Directors and Supervisors and the renaming of these as the Rules Governing the Election of Directors, both of which will be passed on April 8, 2014 and will come into effect when the Company elects new directors in 2015.

2.     Your approval of a comparison of the Rules Governing the Election of Directors and Supervisors before and after revisions as shown in Attachment Ⅶ is requested.

Resolution:

Other Resolutions and Extempore Motions

Meeting Ended

■Attachment I
Advanced Semiconductor Engineering, Inc.
Business Report

Looking back at 2013, global macroeconomic conditions were unstable and the outlook for application of emerging technologies was unclear, meaning the economy appeared to be in a slow recovery. From the second quarter of 2013, the semiconductor packaging and testing industry benefited from rising orders for communication chips, continuing increases in shipping volumes for mid- and low-end smart handheld devices, demand for fingerprint identification systems, and emerging opportunities in Wi-Fi modules and wearable devices. This meant the stagnant conditions in which the industry has found itself over the last two years were left behind. According to the forecast of World Semiconductor Trade Statistics (WSTS), semiconductor sales will reach US$316.6 billion in 2014, growth of 4.1%. Although the next year appears to be promising, the momentum of a recovering economy will be limited. The Company will respond with caution to the potential impact of slowing growth in emerging markets from the scale back of QE in the United States, and the issue of whether China can successfully transform its economic structure.

 According to the report of the IEK ITIS Project, the IC packaging and testing industry in Taiwan produced output of NT$411.0 billion in 2013, growth of 4.4% compared to 2012. Output of the packaging industry amounted to NT$284.4 billion, growth of 4.6% compared to 2012. Output of the testing industry amounted to NT$126.6 billion, growth of 4.2% compared to 2012. The following is our report on the company’s operations in the past year:

"2013 Operating Results"

1.	Implementation results for the 2013 business plan

The Company’s combined revenues for 2013 were NT$219.9 billion, an increase of NT$25.9 billion over 2012, equivalent to 13.3% growth. For semiconductor packaging and testing services, the Company's combined revenue in 2013 was NT$143.3 billion, growth of 10.2%. Looking back at 2013, the Company achieved three milestones, which were: (1) Revenue from copper wire bonding reached 65% of revenue from packaging wires as of the fourth quarter of 2013 and the manufacturing process of copper wire bonding began to be used in microcontrollers for automotive electronics and other new markets. (2) Revenue from advanced packaging and systems in package (SiP) and related fields reached US$1 billion, a YoY increase of 34%. (3) The Company's overall group revenue in 2013 was US$7.4 billion, including US$4.8 billion from packaging and testing and US$2.6 billion from electronic manufacturing services (EMS), both of which were record-breaking figures.

2.	Budget performance

No financial forecast was disclosed in 2013.

3.	Analysis of financial accounts and profitability

As of the end of 2013, the Company's parent company financial statements showed that the Company's paid-in capital was NT$77,560,040,000 and shareholders' equity NT$123,020,621,000, accounting for 56% of total assets of NT$221,413,811,000. Its long-term funds are 273% of fixed assets and current ratio is 75%. This year's ratios are significantly better than those in the previous year, and the Company's financial structure and ability to repay debts are sounder than the previous year. This year's operating profit was NT$12,936,797,000, an increase of NT$2,283,650,000 at a growth rate of 21% compared to 2012. Under overall steadily recovering economic conditions, the Company strived to achieve a growth rate equal to double the industry average. This year's after-tax net profit was NT$15,689,074,000, a 20% increase compared to the previous year. The Company's overall operational performance, in terms of both revenue and profits, was excellent.

4.	R&D Overview

As the global electronics industry enters the post-PC era, mobile computing devices fuel the prevalence of cloud computing, while the Internet of Things and wearable technologies are making smart living a reality. The semiconductor packaging and testing industry plays a crucial role and operates in both high- and low-end markets. In particular, the application of system in package (SiP) for multifunctional heterogeneous chip integration is growing fast. The Company has received recognition from market trends in three areas in which considerable effort has been invested: advanced packaging, advanced copper wire bonding/bump production and low-pin-count packaging. New technologies successfully developed by the Company in 2013 are as follows: (1) Flip-chip assembly: 20 nm lead-free solder flip-chip assembly technology, high performance flip-chip sealants, and coreless wiring substrates. This technology also extends to certification of applications of 28 nm flip-chip assembly technology. (2) Wire-bond assembly: 20 nm copper wire bond assembly and ultra-thin (15um) copper/gold wire bond assembly. The technology also extends to certification of applications of 28 nm wire-bond assembly. (3) System in package: wafer bonding packaged micro-electromechanical systems for integrated packaging, Bluetooth low energy sensor modules, multichannel wifi modules, 200/300mm 28 nm 3D stacked flip chip packaging with through silicon vias, and certification of applications. (4) Wafer assembly: post processing through silicon vias, integrated passive components, fine pitch tin-silver electroplated lead-free bumps, and certification of applications. (5) Green products: Carbon footprints are treated as one of the key indicators for the environmental costs of packaging products and extend to product development. An eco-design policy has been devised to provide a basis for energy conservation and carbon reduction in R&D stages in order to ease the burden on the environment.

"Outline of 2014 Business Plan"

1.	Operating policy

(1) Providing customers with a first-class service (2) creating long-term, stable profits for the Company and customers (3) working with partner firms to jointly create a prosperous future (4) being as flexible as possible in its business dealings.

2.	Projects sales volume and references

In light of current industry dynamics, future market demand and ASE’s capacity, the projected sales volume for 2014 is as follows:

Item	Project Sales
Assembly	Approx. 14 billion chips
Test	Approx. 2 billion chips

3.	Important production and sales policies

The Company's capital expenditure was lower in 2013 than in 2012, but generated revenue increased by 13%. We will focus more on capital expenditure efficiency and seek the product portfolio with the highest profits to maintain this trend. In 2014, the Company will continue to invest in strengthening its competitive advantage in global research and development and extend its field of expertise to applications of advanced products such as 20 nm advanced packaging, flip-chip assembly systems, integrated wafer assembly for microsensors, and 3D system in package. SiP is expected to generate the strongest growth momentum in the industry in the next three to five years. ASE has been working in this field for a number of years and has combined the EMS technology of its subsidiary, Universal Scientific Industrial, to achieve total integration of outsourced assembly and test (OSAT) and EMS, which has created a high technical barrier to newcomers and increased the Company's lead over its rivals. The Company will continue to provide integrated services focusing on flexibility, speed, and low costs with the aim to create higher added value for its customers.

"Development Strategy"

In response to the pursuit of lighter, thinner, and smaller electronic products as well as high power, low energy, and low cost, the Company will steer its technological development towards production of 20 nm and under chips. The technological focus will be on following Moore's law to achieve product microminiaturization in wafer assembly, micro-electromechanical systems, and other advanced packaging areas. Meanwhile, system integrated packaging that overcomes Moore's law is also one of the Company's focuses, including new technologies such as SiP, 3D IC and buried components. These products have very short life cycles, as short as six months in some cases. Therefore, such technology relies on scale of production at foundries, understanding of customers, deeply integrated partnerships, and efficient production processes that offer low cost, high flexibility, and high speed in order to provide these services. These industry characteristics are the source of the Company's momentum in continuing on a path of growth for the next ten years. The Company will utilize its existing advantages in combination with the synergy generated by integrating OSAT and EMS to continue to gain market share and provide more efficient services. Meanwhile, the Company has become more environmentally conscious since the wastewater incident at its K7 plant, and is deeply committed to environmental principles and the avoidance of wastewater dumping in the future. The Company has never held back on its investment in environmental protection and remains dedicated in its long term commitment to environmental conservation.

"Impacts of Competition, Legislation and Operating Environment"

Observation of recent international developments indicates that the global economy in 2014 is viewed positively by many, while the trend of recovery that started in 2013 continues in the United States. Despite the fact that the scale back of quantitative easing has begun, the impact has not been as severe as expected. The European debt crisis is also becoming less severe. The economic policies of the Abe administration in Japan have been quite successful in a short period of time. Meanwhile, in spite of its economic growth in 2013 being the lowest in the past decade, China's efforts to adjust its economic structure and implement economic reform policies are starting to show long-term benefits. While reports released by the Industrial Economics and Knowledge Center (IEK) are cautiously optimistic on the domestic economic outlook, they also urge Taiwan not to ignore the threat from competitors in China and South Korea. Since the domestic economy did not grow at the same rate as other countries in the second quarter of 2013, the economic growth rate was only 1.74%, highlighting the fact that domestic industry was trapped in a bottleneck in terms of competitiveness and economic momentum. Furthermore, industry, the government, and academia in Taiwan will need to work together to face strong challenges from neighbors such as China, Korea, and Japan and find ways to create a win-win situation for businesses, the government, the people, and the natural environment. We look forward to 2014 being a good year. As it celebrates its 30th anniversary, ASE expects employees and shareholders to be united in building a brighter future and ushering in another 30 years of success.

Chairman: Jason C.S. Chang                President: Richard H.P. Chang             Accountant Manager: Joseph Tung

■Attachment II

Supervisors' Report

We have examined the Company's 2013 financial statements, and the Company's business report, earnings distribution proposals, etc. that have been prepared and submitted by the Board of Directors and audited and attested by certified public accountants, Chen Chen Li and Kung Chun Chi of Deloitte & Touche, and do not find any discrepancy. We hereby respectfully prepare and present this Report in accordance with Article 219 of The Company Act for your review.

Advanced Semiconductor Engineering, Inc.

Supervisors:	YY Tseng
David Pan
TS Chen
JJ Lee
Jerry Chang

April 16, 2014

■Attachment III

Advanced Semiconductor Engineering, Inc. and Subsidiaries Consolidated Financial Statements for the Years Ended December 31, 2012 and 2013 and Report of Independent Registered Public Accounting Firm

Deloitte & Touche 12th Floor, Hung Tai Financial Plaza 156 Min Sheng East Road, Sec. 3 Taipei 10596, Taiwan, ROC Tel: +886 (2) 2545-9988 Fax: +886 (2) 2545-9966 www.deloitte.com.tw

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Advanced Semiconductor Engineering, Inc.

We have audited the accompanying consolidated balance sheets of Advanced Semiconductor Engineering, Inc. (a corporation incorporated under the laws of the Republic of China) and its subsidiaries (collectively, the “Group”) as of January 1, 2012, December 31, 2012 and 2013, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the years ended December 31, 2012 and 2013, all expressed in New Taiwan dollars.  These consolidated financial statements are the responsibility of the Group’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Group as of January 1, 2012, December 31, 2012 and 2013, and its consolidated financial performance and consolidated cash flows for the years ended December 31, 2012 and 2013, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Our audits also comprehended the translation of New Taiwan dollar amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 4 to the consolidated financial statements.  Such U.S. dollar amounts are presented solely for the convenience of the readers.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Group’s internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 8, 2014 expressed an unqualified opinion on the Group’s internal control over financial reporting.

April 8, 2014

Member of Deloitte Touche Tohmatsu Limited

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(Amounts in Thousands)

	January 1, 2012	December 31, 2012	December 31, 2013
ASSETS	NT$	NT$	NT$	US$ (Note 4)

CURRENT ASSETS
Cash and cash equivalents (Notes 4 and 6)	$23,967,045	$19,993,516	$45,026,371	$1,509,432
Financial assets at fair value through profit or loss - current (Notes 4, 5 and 7)	706,755	4,035,000	2,764,269	92,667
Available-for-sale financial assets - current (Notes 4 and 8)	48,794	48,266	2,376,970	79,684
Debt investments with no active market - current (Notes 4 and 10)	90,825	87,120	-	-
Trade receivables, net (Notes 4 and 11)	30,599,119	37,423,491	43,235,573	1,449,399
Other receivables (Note 4)	693,016	384,613	422,345	14,158
Current tax assets (Notes 4 and 25)	101,631	243,675	150,596	5,048
Inventories (Notes 4, 5 and 12)	13,920,757	15,171,042	16,281,236	545,801
Inventories related to real estate business (Notes 4, 5, 13, 24 and 35)	16,149,498	16,902,018	18,589,255	623,173
Other financial assets - current (Notes 4 and 35)	501,363	318,885	278,375	9,332
Other current assets	2,348,483	2,887,951	3,051,492	102,296

Total current assets	89,127,286	97,495,577	132,176,482	4,430,990

NON-CURRENT ASSETS
Available-for-sale financial assets - non-current (Notes 4 and 8)	1,066,368	1,096,709	1,140,329	38,228
Investments accounted for using the equity method (Notes 4 and 14)	1,105,725	1,171,089	1,205,158	40,401
Property, plant and equipment (Notes 4, 5, 15, 24, 35 and 36)	112,996,056	127,197,774	131,497,331	4,408,224
Goodwill (Notes 4, 5 and 16)	10,374,501	10,306,823	10,347,820	346,893
Other intangible assets (Notes 4, 5, 17 and 24)	2,559,493	2,054,446	1,605,824	53,833
Deferred tax assets (Notes 4, 5 and 25)	3,637,421	3,745,096	3,684,702	123,523
Other financial assets - non-current (Notes 4 and 35)	317,957	286,160	354,993	11,901
Long-term prepayments for lease (Note 18)	3,420,700	4,164,062	4,072,281	136,516
Other non-current assets	356,834	204,854	637,163	21,360

Total non-current assets	135,835,055	150,227,013	154,545,601	5,180,879

TOTAL	$224,962,341	$247,722,590	$286,722,083	$9,611,869

(Continued)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(Amounts in Thousands)

	January 1, 2012	December 31, 2012	December 31, 2013
LIABILITIES AND EQUITY	NT$	NT$	NT$	US$ (Note 4)

CURRENT LIABILITIES
Short-term borrowings (Note 19)	$22,965,133	$36,884,926	$44,618,195	$1,495,749
Financial liabilities at fair value through profit or loss - current (Notes 4, 5 and 7)	134,274	467,148	1,853,304	62,129
Derivative financial liabilities for hedging - current (Notes 4, 5 and 9)	-	4,524	3,310	111
Trade payables	21,191,923	24,226,701	28,988,976	971,806
Other payables (Note 21)	15,635,861	15,692,194	14,758,553	494,755
Current tax liabilities (Notes 4 and 25)	3,405,021	3,813,148	4,225,390	141,649
Advance real estate receipts (Note 4)	47,667	167,017	19,248	645
Current portion of bonds payable (Notes 4 and 20)	-	-	731,438	24,520
Current portion of long-term borrowings (Notes 19 and 35)	3,418,799	3,167,050	5,276,206	176,876
Other current liabilities	1,090,792	1,274,263	1,585,177	53,140

Total current liabilities	67,889,470	85,696,971	102,059,797	3,421,380

NON-CURRENT LIABILITIES
Derivative financial liabilities for hedging - non-current (Notes 4, 5 and 9)	58,279	-	-	-
Bonds payable (Notes 4 and 20)	10,876,538	10,804,551	20,582,567	689,996
Long-term borrowings (Notes 19 and 35)	39,266,414	33,783,165	29,580,659	991,641
Deferred tax liabilities (Notes 4, 5 and 25)	1,377,278	1,806,903	2,663,767	89,298
Long-term payables(Note 37)	-	-	894,150	29,975
Accrued pension liabilities (Notes 4, 5 and 22)	5,000,479	5,264,006	4,545,960	152,396
Other non-current liabilities	702,904	546,562	651,171	21,829

Total non-current liabilities	57,281,892	52,205,187	58,918,274	1,975,135

Total liabilities	125,171,362	137,902,158	160,978,071	5,396,515

EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY (Notes 4 and 23)
Share capital	67,571,325	76,047,667	78,180,258	2,620,860
Capital surplus	3,976,014	5,274,634	7,921,375	265,551
Retained earnings
Legal reserve	6,039,239	7,411,835	8,720,971	292,356
Special reserve	1,272,417	-	3,663,930	122,827
Unappropriated earnings	23,915,690	22,398,409	25,190,778	844,478
Total retained earnings	31,227,346	29,810,244	37,575,679	1,259,661
Other equity	235,088	(2,858,749)	(102,554)	(3,438)
Treasury shares	(4,731,741)	(1,959,107)	(1,959,107)	(65,676)

Equity attributable to owners of the Company	98,278,032	106,314,689	121,615,651	4,076,958

NON-CONTROLLING INTERESTS (Notes 4 and 23)	1,512,947	3,505,743	4,128,361	138,396

Total equity	99,790,979	109,820,432	125,744,012	4,215,354

TOTAL	$224,962,341	$247,722,590	$286,722,083	$9,611,869

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Amounts in Thousands Except Earnings Per Share)

	For the Years Ended December 31
	2012	2013
	NT$	NT$	US$ (Note 4)

OPERATING REVENUES (Note 4)	$193,972,392	$219,862,446	$7,370,514

OPERATING COSTS (Notes 12, 22 and 24)	157,342,744	177,040,435	5,934,979

GROSS PROFIT	36,629,648	42,822,011	1,435,535

OPERATING EXPENSES (Notes 22 and 24)
Selling and marketing expenses	2,766,880	2,982,789	99,993
General and administrative expenses	8,283,264	8,712,862	292,084
Research and development expenses	7,872,422	9,064,712	303,879

Total operating expenses	18,922,566	20,760,363	695,956

Other income and expenses (Notes 24 and 37)	83,192	(1,348,246)	(45,198)

PROFIT FROM OPERATIONS	17,790,274	20,713,402	694,381

NON-OPERATING INCOME AND EXPENSES
Other income (Note 24)	553,088	493,884	16,557
Other gains and losses (Note 24)	244,830	447,886	15,015
Finance costs (Note 24)	(2,042,544)	(2,307,455)	(77,354)
Share of the profit of associates (Note 4)	63,076	22,039	739

Total non-operating income and expenses	(1,181,550)	(1,343,646)	(45,043)

PROFIT BEFORE INCOME TAX	16,608,724	19,369,756	649,338

INCOME TAX EXPENSE (Notes 4, 5 and 25)	2,960,426	3,499,595	117,318

PROFIT FOR THE YEAR	13,648,298	15,870,161	532,020

OTHER COMPREHENSIVE INCOME (LOSS)
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit obligation	(818,546)	412,225	13,819
Income tax relating to items that will not be reclassified subsequently	140,880	(66,706)	(2,236)
	(677,666)	345,519	11,583
(Continued)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Amounts in Thousands Except Earnings Per Share)

	For the Years Ended December 31
	2012	2013
	NT$	NT$	US$ (Note 4)

Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	$(3,269,623)	$2,817,268	$94,444
Unrealized gain on available-for-sale financial assets	16,539	14,839	497
Cash flow hedges	53,755	1,245	42
Share of other comprehensive income of associates	55,401	55,183	1,850
Income tax relating to items that may be reclassified subsequently	(9,138)	(769)	(26)
	(3,153,066)	2,887,766	96,807

Other comprehensive income (loss) for the year, net of income tax	(3,830,732)	3,233,285	108,390

TOTAL COMPREHENSIVE INCOME FOR THE YEAR	$9,817,566	$19,103,446	$640,410

PROFIT FOR THE YEAR ATTRIBUTABLE TO:
Owners of the Company	$13,191,617	$15,404,505	$516,410
Non-controlling interests	456,681	465,656	15,610

	$13,648,298	$15,870,161	$532,020

TOTAL COMPREHENSIVE INCOME FOR THE YEAR ATTRIBUTABLE TO:
Owners of the Company	$9,420,363	$18,509,604	$620,503
Non-controlling interests	397,203	593,842	19,907

	$9,817,566	$19,103,446	$640,410

EARNINGS PER SHARE (Note 26)
Basic	$1.77	$2.05	$0.07
Diluted	$1.73	$1.99	$0.07

EARNINGS PER AMERICAN DEPOSIT SHARE (“ADS”)
Basic	$8.86	$10.26	$0.34
Diluted	$8.65	$9.96	$0.33

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Amounts in Thousands)

	Equity Attributable to Owners of the Company
								Other Equity
	Share Capital			Retained Earnings				Exchange Differences on	Unrealized Gain on Available-
	Shares (In Thousands)	Amounts	Capital Surplus	Legal Reserve	Special Reserve	Unappropriated Earnings	Total	Translating Foreign Operations	for-sale Financial Assets	Cash Flow Hedges	Total	Treasury Shares	Total	Non-controlling Interests	Total Equity

BALANCE AT JANUARY 1, 2012	6,755,707	$67,571,325	$3,976,014	$6,039,239	$1,272,417	$23,915,690	$31,227,346	$-	$283,460	$(48,372)	$235,088	$(4,731,741)	$98,278,032	$1,512,947	$99,790,979

Profit for the year ended December 31, 2012	-	-	-	-	-	13,191,617	13,191,617	-	-	-	-	-	13,191,617	456,681	13,648,298

Other comprehensive income (loss) for the year ended December 31, 2012, net of income tax	-	-	-	-	-	(677,417)	(677,417)	(3,210,248)	71,794	44,617	(3,093,837)	-	(3,771,254)	(59,478)	(3,830,732)

Total comprehensive income (loss) for the year ended December 31, 2012	-	-	-	-	-	12,514,200	12,514,200	(3,210,248)	71,794	44,617	(3,093,837)	-	9,420,363	397,203	9,817,566

Appropriation of 2011 earnings
Legal reserve	-	-	-	1,372,596	-	(1,372,596)	-	-	-	-	-	-	-	-	-
Special reserve	-	-	-	-	(1,272,417)	1,272,417	-	-	-	-	-	-	-	-	-
Cash dividends distributed by the Company	-	-	-	-	-	(4,325,284)	(4,325,284)	-	-	-	-	-	(4,325,284)	-	(4,325,284)
Share dividends distributed by the Company	931,600	9,315,995	-	-	-	(9,315,995)	(9,315,995)	-	-	-	-	-	-	-	-

	931,600	9,315,995	-	1,372,596	(1,272,417)	(13,741,458)	(13,641,279)	-	-	-	-	-	(4,325,284)	-	(4,325,284)

Cash dividends distributed by subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-	-	(22,799)	(22,799)

Cancel of treasury shares	(105,475)	(1,054,750)	(1,427,861)	-	-	(290,023)	(290,023)	-	-	-	-	2,772,634	-	-	-

Issue of dividends received by subsidiaries from the parent company	-	-	83,117	-	-	-	-	-	-	-	-	-	83,117	-	83,117

Changes in capital surplus from investments in associates accounted for using the equity method	-	-	1,790	-	-	-	-	-	-	-	-	-	1,790	-	1,790

Partial disposal of interests in subsidiaries and additional acquisition of partially-owned subsidiaries (Notes 23 and 29)	-	-	2,178,714	-	-	-	-	-	-	-	-	-	2,178,714	1,443,198	3,621,912

Issue of ordinary shares under employee share options	20,460	215,097	462,860	-	-	-	-	-	-	-	-	-	677,957	175,194	853,151

BALANCE AT DECEMBER 31, 2012	7,602,292	76,047,667	5,274,634	7,411,835	-	22,398,409	29,810,244	(3,210,248)	355,254	(3,755)	(2,858,749)	(1,959,107)	106,314,689	3,505,743	109,820,432

Special reserve under Rule No. 1010012865 issued by the Financial Supervisory Commission (Note 23)	-	-	-	-	3,353,938	(3,353,938)	-	-	-	-	-	-	-	-	-

Profit for the year ended December 31, 2013	-	-	-	-	-	15,404,505	15,404,505	-	-	-	-	-	15,404,505	465,656	15,870,161

Other comprehensive income for the year ended December 31, 2013, net of income tax	-	-	-	-	-	348,904	348,904	2,684,727	70,992	476	2,756,195	-	3,105,099	128,186	3,233,285

Total comprehensive income for the year ended December 31, 2013	-	-	-	-	-	15,753,409	15,753,409	2,684,727	70,992	476	2,756,195	-	18,509,604	593,842	19,103,446

Issue of ordinary shares for cash (Note 23)	130,000	1,300,000	2,093,000	-	-	-	-	-	-	-	-	-	3,393,000	-	3,393,000

Appropriation of 2012 earnings
Legal reserve	-	-	-	1,309,136	-	(1,309,136)	-	-	-	-	-	-	-	-	-
Special reserve	-	-	-	-	309,992	(309,992)	-	-	-	-	-	-	-	-	-
Cash dividends distributed by the Company	-	-	-	-	-	(7,987,974)	(7,987,974)	-	-	-	-	-	(7,987,974)	-	(7,987,974)

	-	-	-	1,309,136	309,992	(9,607,102)	(7,987,974)	-	-	-	-	-	(7,987,974)	-	(7,987,974)

Cash dividends distributed by subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-	-	(99,597)	(99,597)

Issue of dividends received by subsidiaries from the parent company	-	-	153,097	-	-	-	-	-	-	-	-	-	153,097	-	153,097

Partial disposal of interests in subsidiaries and additional acquisition of partially-owned subsidiaries (Notes 23 and 29)	-	-	(330)	-	-	-	-	-	-	-	-	-	(330)	27,826	27,496

Changes in capital surplus from investments in associates accounted for using the equity method	-	-	1,457	-	-	-	-	-	-	-	-	-	1,457	-	1,457

Issue of ordinary shares under employee share options	55,535	832,591	399,517	-	-	-	-	-	-	-	-	-	1,232,108	100,547	1,332,655

BALANCE AT DECEMBER 31, 2013	7,787,827	$78,180,258	$7,921,375	$8,720,971	$3,663,930	$25,190,778	$37,575,679	$(525,521)	$426,246	$(3,279)	$(102,554)	$(1,959,107)	$121,615,651	$4,128,361	$125,744,012

US. DOLLARS (Note 4)
BALANCE AT DECEMBER 31, 2013	7,787,827	$2,620,860	$265,551	$292,356	$122,827	$844,478	$1,259,661	$(17,617)	$14,289	$(110)	$(3,438)	$(65,676)	$4,076,958	$138,396	$4,215,354

The accompanying notes are an integral part of the consolidated financial statements.

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in Thousands)

	For the Years Ended December 31
	2012	2013
	NT$	NT$	US$ (Note 4)

CASH FLOWS FROM OPERATING ACTIVITIES
Profit before income tax	$16,608,724	$19,369,756	$649,338
Adjustments for:
Depreciation expense	22,473,857	24,696,607	827,912
Amortization expense	962,022	774,304	25,957
Net (gains) losses on fair value change of financial assets and liabilities at fair value through profit or loss	717,664	(795,359)	(26,663)
Interest expense	2,004,315	2,257,144	75,667
Interest income	(322,197)	(212,801)	(7,134)
Dividend income	(66,129)	(131,449)	(4,407)
Compensation cost of employee share options	537,461	260,801	8,743
Share of profit of associates	(63,076)	(22,039)	(739)
Impairment loss recognized on financial assets	23,693	196,325	6,581
Impairment loss recognized on non-financial assets	592,972	949,015	31,814
Compensation cost for the settlement of legal claims	-	894,150	29,975
Others	(263,456)	451,240	15,127
Changes in operating assets and liabilities
Financial assets held for trading	871,970	1,122,280	37,623
Trade receivables	(6,683,680)	(5,767,254)	(193,337)
Other receivables	252,044	(6,540)	(219)
Inventories	(2,434,715)	(3,241,115)	(108,653)
Other current assets	(543,304)	(108,425)	(3,635)
Financial liabilities held for trading	(805,635)	(1,011,975)	(33,925)
Trade payables	2,992,599	4,722,462	158,313
Other payables	(96,222)	1,068,223	35,810
Other current liabilities	738,146	2,796	94
Other operating activities items	(695,839)	(191,631)	(6,424)
	36,801,214	45,276,515	1,517,818
Interest received	337,819	182,164	6,107
Dividend received	121,033	176,058	5,902
Interest paid	(2,140,357)	(2,200,143)	(73,756)
Income tax paid	(2,081,690)	(2,138,639)	(71,694)

Net cash generated from operating activities	33,038,019	41,295,955	1,384,377

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of financial assets designated as at fair value through profit or loss	(11,624,529)	(53,135,894)	(1,781,290)
Proceeds from disposal of financial assets designated as at fair value through profit or loss	7,788,016	55,032,536	1,844,872
Purchase of available-for-sale financial assets	(891,233)	(3,474,152)	(116,465)
(Continued)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in Thousands)

	For the Years Ended December 31
	2012	2013
	NT$	NT$	US$ (Note 4)

Proceeds on sale of available-for-sale financial assets	$824,343	$1,093,408	$36,655
Cash received from return of capital by available-for-sale financial assets	34,598	27,368	917
Purchase of held-to-maturity financial assets	-	(88,169)	(2,956)
Proceeds on sale of held-to-maturity financial assets	-	73,716	2,471
Net cash outflow on acquisition of subsidiaries	(261,607)	(250,387)	(8,394)
Payments for property, plant and equipment	(39,029,496)	(29,142,719)	(976,960)
Proceeds from disposal of property, plant and equipment	484,800	351,546	11,785
Payments for intangible assets	(445,951)	(313,110)	(10,496)
Proceeds from disposal of intangible assets	4,309	-	-
Decrease in other financial assets	217,468	4,513	151
Increase in other non-current assets	(918,566)	(104,499)	(3,503)

Net cash used in investing activities	(43,817,848)	(29,925,843)	(1,003,213)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term borrowings	13,919,793	7,051,874	236,402
Proceeds from issue of convertible bonds	-	11,900,051	398,929
Proceeds from long-term borrowings	13,840,778	28,715,694	962,645
Repayment of long-term borrowings	(18,969,491)	(31,382,333)	(1,052,039)
Dividends paid	(4,242,167)	(7,834,877)	(262,651)
Proceeds from issue of ordinary shares	-	3,393,000	113,745
Proceeds from exercise of employee share options	315,690	1,071,854	35,932
Increase (decrease) in non-controlling interests	3,602,439	(72,101)	(2,417)
Other financing activities items	(11,287)	(48,291)	(1,620)

Net cash generated from financing activities	8,455,755	12,794,871	428,926

EFFECTS OF EXCHANGE RATE CHANGES ON THE BALANCE OF CASH AND CASH EQUIVALENTS HELD IN FOREIGN CURRENCIES	(1,649,455)	867,872	29,094

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(3,973,529)	25,032,855	839,184

CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	23,967,045	19,993,516	670,248

CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	$19,993,516	$45,026,371	$1,509,432

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

Advanced Semiconductor Engineering, Inc. Financial Statements for the Years Ended December 31, 2013 and 2012 and Independent Auditors’ Report

Deloitte & Touche 12th Floor, Hung Tai Financial Plaza 156 Min Sheng East Road, Sec. 3 Taipei 10596, Taiwan, ROC Tel: +886 (2) 2545-9988 Fax: +886 (2) 2545-9966 www.deloitte.com.tw

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Shareholders
Advanced Semiconductor Engineering, Inc.

We have audited the accompanying balance sheets of Advanced Semiconductor Engineering, Inc. (the “Company”) as of December 31, 2013, December 31, 2012 and January 1, 2012, and the related statements of comprehensive income, changes in equity and cash flows for the years ended December 31, 2013 and 2012.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the Rules Governing the Audit of Financial Statements by Certified Public Accountants and auditing standards generally accepted in the Republic of China.  Those rules and standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2013, December 31, 2012 and January 1, 2012, and its financial performance and its cash flows for the years ended December 31, 2013 and 2012, in conformity with the Regulations Governing the Preparation of Financial Reports by Securities Issuers.

The accompanying schedules of major accounting items of the Company as of and for the year ended December 31, 2013 are presented for the purpose of additional analysis.   Such schedules have been subjected to the auditing procedures described in the second paragraph.  In our opinion, such schedules are consistent, in all material respects, with the financial statements required to in the first paragraph.

March 12, 2014

Notice to Readers

The accompanying financial statements are intended only to present the financial position, financial performance and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions.  The standards, procedures and practices to audit such financial statements are those generally applied in the Republic of China.

For the convenience of readers, the independent auditors’ report and the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China.  If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language independent auditors’ report and financial statements shall prevail.

Member of Deloitte Touche Tohmatsu Limited

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

BALANCE SHEETS
DECEMBER 31, 2013, DECEMBER 31, 2012 AND JANUARY 1, 2012
(In Thousands of New Taiwan Dollars, Except Par Value)

	December 31, 2013		December 31, 2012		January 1, 2012			December 31, 2013		December 31, 2012		January 1, 2012
ASSETS	Amount	%	Amount	%	Amount	%	LIABILITIES AND EQUITY	Amount	%	Amount	%	Amount	%

CURRENT ASSETS							CURRENT LIABILITIES
Cash	$14,959,268	7	$1,694,430	1	$1,475,629	1	Short-term borrowings	$11,721,924	5	$5,510,723	3	$302,750	-
Financial assets at fair value through profit or loss - current	302,273	-	9,070	-	471,383	-	Financial liabilities at fair value through profit or loss - current	1,793,652	1	350,654	-	56,514	-
Available-for-sale financial assets - current	2,312,147	1	-	-	20,152	-	Derivative financial liabilities for hedging - current	-	-	4,524	-	-	-
Trade receivables, net	12,061,441	6	10,784,392	6	9,797,680	6	Trade payables	6,239,588	3	6,475,471	4	6,231,424	4
Trade receivables from related parties	2,418,651	1	52,117	-	62,371	-	Trade payables to related parties	1,074,901	1	1,119,382	1	878,306	-
Other receivables	962,907	-	1,109,027	-	811,196	1	Other payables	7,941,207	4	8,198,760	4	7,889,857	5
Other receivables from related parties	46,202	-	253,262	-	305,919	-	Other payables to related parties	18,107,805	8	19,046,515	10	14,632,851	8
Inventories	3,642,616	2	3,538,679	2	3,292,068	2	Current tax liabilities	803,419	-	752,843	-	944,631	1
Other current assets	303,545	-	408,668	-	286,629	-	Current portion of long-term borrowings	1,028,571	-	1,028,571	1	-	-
							Other current liabilities	448,069	-	340,494	-	307,215	-
Total current assets	37,009,050	17	17,849,645	9	16,523,027	10
							Total current liabilities	49,159,136	22	42,827,937	23	31,243,548	18
NON - CURRENT ASSETS
Available-for-sale financial assets - non-current	592,557	-	521,999	-	385,355	-	NON-CURRENT LIABILITIES
Investments accounted for using the equity method	118,011,718	53	109,255,920	58	105,515,574	62	Derivative financial liabilities for hedging - non-current	-	-	-	-	58,279	-
Property, plant and equipment	63,122,172	29	58,271,665	31	45,628,739	27	Bonds payable	18,152,195	8	7,823,571	4	7,783,910	5
Goodwill	958,620	-	957,167	1	957,167	-	Long-term borrowings	25,787,145	12	26,802,099	14	29,611,312	17
Other intangible assets	393,759	-	381,805	-	305,017	-	Deferred tax liabilities	1,892,418	1	1,109,988	1	682,343	1
Deferred tax assets	1,019,230	1	1,312,513	1	1,686,479	1	Long-term payables	894,150	-	-	-	-	-
Other financial assets - non-current	214,803	-	203,375	-	164,894	-	Accrued pension liabilities	2,488,363	1	2,836,728	1	2,371,131	1
Long-term prepayments for lease	19,141	-	54,576	-	-	-	Other non-current liabilities	19,783	-	36,707	-	49,641	-
Other non-current assets	72,761	-	58,705	-	158,600	-
							Total non-current liabilities	49,234,054	22	38,609,093	20	40,556,616	24
Total non-current assets	184,404,761	83	171,017,725	91	154,801,825	90
							Total liabilities	98,393,190	44	81,437,030	43	71,800,164	42

							EQUITY
							Share capital
							Ordinary shares	77,560,040	35	75,941,496	40	67,535,632	40
							Capital received in advance	620,218	-	106,171	-	35,693	-
							Total share capital	78,180,258	35	76,047,667	40	67,571,325	40
							Capital surplus	7,908,870	4	5,262,129	3	3,976,014	2
							Retained earnings
							Legal reserve	8,720,971	4	7,411,835	4	6,039,239	3
							Special reserve	3,663,930	2	-	-	1,272,417	1
							Unappropriated earnings	26,608,253	12	23,526,565	12	25,162,346	15
							Total retained earnings	38,993,154	18	30,938,400	16	32,474,002	19
							Other euqity	(102,554)	-	(2,858,749)	(1)	235,088	-
							Treasury shares	(1,959,107)	(1)	(1,959,107)	(1)	(4,731,741)	(3)

							Total equity	123,020,621	56	107,430,340	57	99,524,688	58

TOTAL	$221,413,811	100	$188,867,370	100	$171,324,852	100	TOTAL	$221,413,811	100	$188,867,370	100	$171,324,852	100

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

STATEMENTS OF COMPREHENSIVE INCOME
YEARS ENDED DECEMBER 31, 2013 AND 2012
(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	2013		2012
	Amount	%	Amount	%

OPERATING REVENUE	$82,329,117	100	$72,926,652	100

OPERATING COSTS	60,064,369	73	54,602,107	75

GROSS PROFIT	22,264,748	27	18,324,545	25

OPERATING EXPENSES
Selling and marketing expenses	903,186	1	860,928	1
General and administrative expenses	3,561,931	4	2,982,768	4
Research and development expenses	4,862,834	6	3,827,702	5

Total operating expenses	9,327,951	11	7,671,398	10

PROFIT FROM OPERATIONS	12,936,797	16	10,653,147	15

NON-OPERATING INCOME AND EXPENSES
Other income	116,525	-	174,454	-
Other gains and losses	(403,734)	(1)	159,012	-
Finance costs	(817,169)	(1)	(734,583)	(1)
Share of the profit of subsidiaries and associates	5,562,724	7	4,307,872	6

Total non-operating income and expenses	4,458,346	5	3,906,755	5

PROFIT BEFORE INCOME TAX	17,395,143	21	14,559,902	20

INCOME TAX EXPENSE	1,706,069	2	1,493,827	2

PROFIT FOR THE YEAR	15,689,074	19	13,066,075	18

OTHER COMPREHENSIVE INCOME (LOSS)
Unrealized gain on available-for-sale financial assets	42,254	-	44,569	-
Cash flow hedges	4,524	-	53,755	-
Share of other comprehensive income (loss) of subsidiaries and associates	2,855,480	4	(3,390,484)	(4)
Remeasurement of defined benefit obligation	251,036	-	(557,728)	(1)
Income tax relating to the components of other comprehensive income or loss	(43,445)	-	85,676	-

Other comprehensive income (loss) for the year, net of income tax	3,109,849	4	(3,764,212)	(5)

TOTAL COMPREHENSIVE INCOME FOR THE YEAR	$18,798,923	23	$9,301,863	13

EARNINGS PER SHARE

Basic	$2.09	$1.75
Diluted	$2.03	$1.71

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

STATEMENTS OF CHANGES IN EQUITY
YEARS ENDED DECEMBER 31, 2013 AND 2012
(In Thousands of New Taiwan Dollars)

								Other Equity
									Unrealized
								Exchange	Gain on
	Share Capital			Retained Earnings				Differences on	Available-for-
	Shares (In		Capital	Legal	Special	Unappropriated		Translating Foreign	sale Financial	Cash Flow		Treasury	Total
	thousands)	Amount	Surplus	Reserve	Reserve	Earnings	Total	Operations	Assets	Hedges	Total	Shares	Equity

BALANCE AT JANUARY 1, 2012	6,755,707	$67,571,325	$3,976,014	$6,039,239	$1,272,417	$25,162,346	$32,474,002	$-	$283,460	$(48,372)	$235,088	$(4,731,741)	$99,524,688
Profit for the year ended December 31, 2012	-	-	-	-	-	13,066,075	13,066,075	-	-	-	-	-	13,066,075
Other comprehensive income (loss) for the year ended December 31, 2012, net of income tax	-	-	-	-	-	(670,375)	(670,375)	(3,210,248)	71,794	44,617	(3,093,837)	-	(3,764,212)

Total comprehensive income (loss) for the year ended December 31, 2012	-	-	-	-	-	12,395,700	12,395,700	(3,210,248)	71,794	44,617	(3,093,837)	-	9,301,863
Appropriations of 2011 earnings
Legal reserve	-	-	-	1,372,596	-	(1,372,596)	-	-	-	-	-	-	-
Special reserve	-	-	-	-	(1,272,417)	1,272,417	-	-	-	-	-	-	-
Cash dividends	-	-	-	-	-	(4,325,284)	(4,325,284)	-	-	-	-	-	(4,325,284)
Share dividends	931,600	9,315,995	-	-	-	(9,315,995)	(9,315,995)	-	-	-	-	-	-

	931,600	9,315,995	-	1,372,596	(1,272,417)	(13,741,458)	(13,641,279)	-	-	-	-	-	(4,325,284)
Cancel of treasury shares	(105,475)	(1,054,750)	(1,427,861)	-	-	(290,023)	(290,023)	-	-	-	-	2,772,634	-
Issue of dividends received by subsidiaries	-	-	83,117	-	-	-	-	-	-	-	-	-	83,117
Changes in capital surplus from investments in subsidiaries and associates accounted for using the equity method	-	-	1,793	-	-	-	-	-	-	-	-	-	1,793
Partial disposal of interests in subsidiaries and additional acquisition of partially-owned subsidiaries	-	-	2,166,209	-	-	-	-	-	-	-	-	-	2,166,209
Issue of ordinary shares under employee share options	20,460	215,097	462,857	-	-	-	-	-	-	-	-	-	677,954

BALANCE AT DECEMBER 31, 2012	7,602,292	76,047,667	5,262,129	7,411,835	-	23,526,565	30,938,400	(3,210,248)	355,254	(3,755)	(2,858,749)	(1,959,107)	107,430,340
Special reserve under Rule No.1010012865 issued by the Financial Supervisory Commission	-	-	-	-	3,353,938	(3,353,938)	-	-	-	-	-	-	-
Profit for the year ended December 31, 2013	-	-	-	-	-	15,689,074	15,689,074	-	-	-	-	-	15,689,074
Other comprehensive income for the year ended December 31, 2013, net of income tax	-	-	-	-	-	353,654	353,654	2,684,727	70,992	476	2,756,195	-	3,109,849

Total comprehensive income for the year ended December 31, 2013	-	-	-	-	-	16,042,728	16,042,728	2,684,727	70,992	476	2,756,195	-	18,798,923
Issue of ordinary shares for cash	130,000	1,300,000	2,093,000	-	-	-	-	-	-	-	-	-	3,393,000
Appropriation of 2012 earnings
Legal reserve	-	-	-	1,309,136	-	(1,309,136)	-	-	-	-	-	-	-
Special reserve	-	-	-	-	309,992	(309,992)	-	-	-	-	-	-	-
Cash dividends	-	-	-	-	-	(7,987,974)	(7,987,974)	-	-	-	-	-	(7,987,974)

	-	-	-	1,309,136	309,992	(9,607,102)	(7,987,974)	-	-	-	-	-	(7,987,974)
Issue of dividends received by subsidiaries	-	-	153,097	-	-	-	-	-	-	-	-	-	153,097
Changes in capital surplus from investments in subsidiaries and associates accounted for using the equity method	-	-	1,457	-	-	-	-	-	-	-	-	-	1,457
Partial disposal of interests in subsidiaries and additional acquisition of partially-owned subsidiaries	-	-	(330)	-	-	-	-	-	-	-	-	-	(330)
Issue of ordinary shares under employee share options	55,535	832,591	399,517	-	-	-	-	-	-	-	-	-	1,232,108

BALANCE AT DECEMBER 31, 2013	7,787,827	$78,180,258	$7,908,870	$8,720,971	$3,663,930	$26,608,253	$38,993,154	$(525,521)	$426,246	$(3,279)	$(102,554)	$(1,959,107)	$123,020,621

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2013 AND 2012
(In Thousands of New Taiwan Dollars)

	2013	2012

CASH FLOWS FROM OPERATING ACTIVITIES
Profit before income tax	$17,395,143	$14,559,902
Adjustments for:
Depreciation expenses	10,778,678	8,855,784
Amortization expenses	114,366	142,362
Net (gain) loss on fair value change of financial assets and liabilities at fair value through profit or loss	(767,225)	780,178
Interest expenses	803,669	717,451
Compensation cost of employee share options	194,601	393,473
Share of profit of subsidiarie and associates	(5,562,724)	(4,307,872)
Impairment loss recognized on non-financial assets	223,186	180,056
Others	904,836	(283,697)
Changes in operating assets and liabilities
Financial assets held for trading	723,403	464,531
Trade receivables	(1,232,436)	(957,762)
Trade receivables from related parties	(2,366,534)	10,254
Other receivables	146,660	(304,039)
Other receivables from related parties	98,571	212,694
Inventories	(340,678)	(398,693)
Other current assets	131,286	(75,574)
Financial liabilities held for trading	(367,281)	(488,256)
Trade payables	(237,473)	238,698
Trade payables to related parties	(44,481)	235,105
Other payables	785,387	301,565
Other payables to related parties	(75,040)	331,108
Other current liabilities	26,840	713
Accrued pension liabilities	(97,329)	(103,051)
	21,235,425	20,504,930
Dividend received	67,044	2,253,347
Interest paid	(664,985)	(766,624)
Income tax paid	(616,206)	(921,148)

Net cash generated from operating activities	20,021,278	21,070,505

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of financial assets designated as at fair value through profit or loss	(3,072,500)	-
Proceeds from disposal of financial assets designated as at fair value through profit or loss	2,965,447	-
Purchase of available-for-sale financial assets	(3,120,451)	(171,922)
Proceeds on sale of available-for-sale financial assets	780,650	100,008
Acquisition of equity method investments	-	(5,148,884)
Payments for property, plant and equipment	(16,048,751)	(21,324,845)
Proceeds from disposal of property, plant and equipment	685,884	123,684
Payments for intangible assets	(130,025)	(219,150)
(Continued)

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2013 AND 2012
(In Thousands of New Taiwan Dollars)

	2013	2012

Net cash inflows from business combination	$13,191	$806,196
Other investing activities	144,279	(143,862)

Net cash used in investing activities	(17,782,276)	(25,978,775)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term borrowings	5,541,883	5,207,973
Proceeds from issue of convertible bonds	11,900,051	-
Proceeds from long-term borrowings	26,022,788	11,224,941
Repayments of long-term borrowings	(28,057,003)	(12,744,543)
Increase (decrease) in other payables to related parties	(855,962)	5,449,393
Dividends paid	(7,987,974)	(4,325,284)
Proceeds from issue of ordinary shares	3,393,000	-
Proceeds from exercise of employee share options	1,071,919	315,690
Other financing activities	(2,866)	(1,099)

Net cash generated from financing activities	11,025,836	5,127,071

NET INCREASE IN CASH	13,264,838	218,801

CASH, AT THE BEGINNING OF THE YEAR	1,694,430	1,475,629

CASH, AT THE END OF THE YEAR	$14,959,268	$1,694,430

■Attachment IV

Advanced Semiconductor Engineering, Inc.

Guidelines for Issuance and Conversion of Privately Offered Foreign Non-guaranteed Convertible Corporate Bonds (Tentative)

A.	Total issue

The maximum amount for corporate bond issue of the Company is US$●. The par value is US$●, issued at par value.

B.	Issuance duration

The issuance duration is ● years.

C.	Coupon rate

The annual coupon rate is 0%-5%.

D.	Date and method of return of principle

Except for conversion or resale by the bond holders or premature recall or buyback and cancellation by the Company, the Company will repay the face value of the bonds, or with interest compensation in a cash lump sum, to the bond holders upon the maturity of the bonds.

E.	Issuance method

This private offering of foreign convertible corporate bonds will be issued outside the Republic of China and processed according to the laws and regulations of the country of sale and common international practice.

F.	Price and method of conversion

The conversion price may not fall below the simple arithmetic mean of the share's closing price on the TWSE on the date the issue price is set and its closing price one, three or five days prior to the price-setting date after deducting distribution of stock dividends and adding reversed dividends for capital reduction or 80% of the simple arithmetic mean of the share's closing price over the thirty business days preceding the price-setting date after deducting distribution of stock dividends and interests and adding reversed dividends for capital reduction. For the actual issue price, the shareholders meeting will be requested to grant the board of directors the authority to set the price according to the law.

After the bond has been issued, the conversion price will be adjusted when the number of the Company's outstanding (or privately offered) common shares increases (including but not limited to capital increase by public or private offerings for cash, by surplus, and by capital reserve, corporate mergers or acceptance of new shares issued by other companies, stock splits and cash capital increase through GDRs), cash dividends are distributed, conversion or subscription of reissue (or private offering) is made below the share price for securities with option to convert to or subscribe common shares is below the market price or subscription price, or the number of common shares falls due to capital reduction by cancellation of treasury shares.

With the exception of the statutory period in which ownership may not be transferred, a bond holder may request to have his bonds converted to common shares in the Company at any time after ● months from the issue date and prior to ten days before the maturity.

G.	The Company's right to reclaim the bonds

The Company may choose not to include a right to reclaim or buy back the outstanding bonds in cash at par value or with interest in one of the following circumstances.

1.	If the amount of the outstanding bonds falls below 10% of the total amount of the original issue after one year from the issue date and prior to 40 days before the maturity.

2.
If the closing price of the Company's common shares on the TWSE exceeds the current conversion price by 130% or more for 30 consecutive business days after one year from the issue date and prior to 40 days before the maturity.

H.	The bond holder's resale rights:

The Company may choose not to include a resale right or a bond holder may request that the Company buys back the bonds at the full or partial price calculated at an annual yield of ●% after ● months from the issue date.

I.	Public offering for shares converted from the corporate bonds

The shares converted from the corporate bonds may be filed with the Financial Supervisory Commission for a public offering after three years from the corporate bonds' delivery date, and an application may be submitted to the TWSE for trading on the stock exchange.

J.	Applicable laws

The issuance, administration, and disposal of the corporate bonds shall be subject to the laws of [the State of New York]. However, the approval for issuance and exercise of conversion rights for the corporate bonds shall be conducted according to the laws of the Republic of China and shall be subject to the restrictions under the laws of the Republic of China.

K.	Sale restrictions

The corporate bonds may not be offered, sold, or delivered in the Republic of China. The corporate bonds shall be sold according to the laws of the country of sale outside of the Republic of China.

L.	Taxes

1.
Withholding tax: According to the existing tax laws, a 15% tax shall be withheld on interest and returns (if any) on the corporate bonds held by profit making organizations without fixed business addresses in the Republic of China or individuals who do not reside in the Republic of China.

2.	Securities transaction tax: Investors shall be subject to a securities transaction tax at 0.3% of the total amount when selling shares.

3.
Capital gains tax for securities: When selling shares, investors must calculate, file, and pay the capital gains tax and the income basic tax by following the Income Tax Act and the Income Basic Tax Act. Foreign individuals shall pay a capital gains tax for securities of 15% of the capital gain calculated under the rules. Foreign corporate entities may be exempted from capital gains taxes, but those with fixed business addresses in the Republic of China or business agents shall calculate whether they have to pay income basic taxes.

The aforementioned withholding tax, securities transactions tax, and capital gains tax are described according to the current rules, and shall be subject to changes in the future if the tax laws in the Republic of China change.

■Attachment V

Advanced Semiconductor Engineering, Inc.

Table of Comparison of Procedures for the Acquisition or Disposal of Assets
Original Provisions	Provisions after Revision
Article 1: Purpose and Statutory Basis
For the purposes of protecting assets and implementing information disclosure, the Company has devised the Guidelines in accordance with the Regulations Governing the Acquisition and Disposal of Assets by Public Companies promulgated by the Financial Supervisory Commission of the Executive Yuan (the "FSC") and will follow the Guidelines in related matters. Matters not specified in the Guidelines shall be governed by the applicable laws.

Article 1: Purpose and Statutory Basis
For the purposes of protecting assets and implementing information disclosure, the Company has devised the Guidelines in accordance with the Regulations Governing the Acquisition and Disposal of Assets by Public Companies promulgated by the Financial Supervisory Commission (the "FSC") and will follow the Guidelines in related matters. Matters not specified in the Guidelines shall be governed by the applicable laws.

Article 2: Scope of Assets
1.        Securities: including stocks, government bonds, corporate bonds, financial bonds, securities representing interest in a fund, depository receipts, call (put) warrants, beneficial interest securities, and asset-backed securities.
2.         Real property and other fixed assets.

3.         Memberships.
4.         Intangible assets: including patents, copyrights, trademarks, franchise rights, and other intangible assets.
5.         Claims of financial institutions (including receivables, bills purchased and discounted, loans, and overdue receivables).
6.         Derivatives.
7.         Assets acquired or disposed of in connection with mergers, demergers, acquisitions, or transfer of shares in accordance with law.
8.         Other major assets.

Article 2: Scope of Assets
1.         Securities: including stocks, government bonds, corporate bonds, financial bonds, securities representing interest in a fund, depository receipts, call (put) warrants, beneficial interest securities, and asset-backed securities.
2.         Real property (including land, houses and buildings, investment property, and rights to use land) and equipment.
3.         Memberships.
4.         Intangible assets: including patents, copyrights, trademarks, franchise rights, and other intangible assets.
5.         Claims of financial institutions (including receivables, bills purchased and discounted, loans, and overdue receivables).
6.         Derivatives.
7.         Assets acquired or disposed of in connection with mergers, demergers, acquisitions, or transfer of shares in accordance with law.
8.         Other major assets.

Article 3: Definitions
1.         Date of occurrence: Refers to the date of contract signing, date of payment, date of consignment trade, date of transfer, dates of board of directors resolutions, or other date that can confirm the counterpart and monetary amount of the transaction, whichever date is earlier; provided, for investment for which approval of the competent authority is required, the earlier of the above date or the date of receipt of approval by the competent authority shall apply.
2.         Professional appraiser: Refers to a real property appraiser or other person duly authorized by law to engage in the value appraisal of real property or other fixed assets.
3.        Derivatives: Refers to a contract whose value is derived from assets, interest rates, foreign exchange rates, indexes or other interests (such as forward contracts, options contracts, futures contracts, leverage contracts, and swap contracts, and compound contracts combining the above products). The term "forward contracts" does not include insurance contracts, performance contracts, after-sales service contracts, long-term leasing contracts, or long-term purchase (sales) agreements.
4.        Assets acquired or disposed through mergers, demergers, acquisitions, or transfer of shares in accordance with law: Refers to assets acquired or disposed through mergers, demergers, or acquisitions conducted under the Business Mergers and Acquisitions Act, Financial Holding Company Act, Financial Institution Merger Act and other Acts, or to transfer of shares from another company through issuance of new shares of its own as the consideration therefor (hereinafter "transfer of shares") under

Article 3: Definitions
1.         Date of occurrence: Refers to the date of contract signing, date of payment, date of consignment trade, date of transfer, dates of board of directors resolutions, or other date that can confirm the counterpart and monetary amount of the transaction, whichever date is earlier; provided, for investment for which approval of the competent authority is required, the earlier of the above date or the date of receipt of approval by the competent authority shall apply.
2.         Professional appraiser: Refers to a real property appraiser or other person duly authorized by law to engage in the value appraisal of real property or equipment.
3.        Derivatives: Refers to a contract whose value is derived from assets, interest rates, foreign exchange rates, indexes or other interests (such as forward contracts, options contracts, futures contracts, leverage contracts, and swap contracts, and compound contracts combining the above products). The term "forward contracts" does not include insurance contracts, performance contracts, after-sales service contracts, long-term leasing contracts, or long-term purchase (sales) agreements.
4.        Assets acquired or disposed through mergers, demergers, acquisitions, or transfer of shares in accordance with law: Refers to assets acquired or disposed through mergers, demergers, or acquisitions conducted under the Business Mergers and Acquisitions Act, Financial Holding Company Act, Financial Institution Merger Act and other Acts, or to transfer of shares from another company through issuance of new shares of its own as the consideration therefor (hereinafter "transfer of shares") under

           Article 156, paragraph 6 of the Company Act.
5.        Subsidiary: As defined in the Statements of Financial Accounting Standards No. 5 and No. 7 released by the Accounting Research and Development Foundation in Taiwan.
6.         Related party: As defined in the Statements of Financial Accounting Standards No. 6 released by the Accounting Research and Development Foundation in Taiwan.

7.         Mainland China area investment: Refers to investments in the mainland China area approved by the Ministry of Economic Affairs Investment Commission or conducted in accordance with the provisions of the Regulations Governing Permission for Investment or Technical Cooperation in the Mainland Area.
8.        "Within the preceding year" as used in the Guidelines refers to the year preceding the date of occurrence of the current transaction. Items duly announced in accordance with the regulations need not be counted toward the transaction amount.
9.        "Latest financial statements" as used in the Guidelines refers to the audited or reviewed financial statements duly disclosed by the Company prior to the acquisition or disposal of assets.
Article 156, paragraph 8 of the Company Act.
5.         Related party or subsidiary: As defined in the Regulations Governing the Preparation of Financial Reports by Securities Issuers.
6.         Mainland China area investment: Refers to investments in the mainland China area approved by the Ministry of Economic Affairs Investment Commission or conducted in accordance with the provisions of the Regulations Governing Permission for Investment or Technical Cooperation in the Mainland Area.
7.        "Within the preceding year" as used in the Guidelines refers to the year preceding the date of occurrence of the current transaction. Items duly announced in accordance with the regulations need not be counted toward the transaction amount.

8.         "Latest financial statements" as used in the Guidelines refers to the audited or reviewed financial statements duly disclosed by the Company prior to the acquisition or disposal of assets.

Article 7: Procedure for Acquisition or Disposal of Securities
I.         Operating procedures
(1)       Acquisition or disposal of long- and short-term securities by the Company shall follow the investment cycle under the Company's

Article 7: Procedure for Acquisition or Disposal of Securities
I.         Operating procedures
(1)      Acquisition or disposal of long- and short-term securities by the Company shall follow the investment cycle under the Company's internal control system.
(2)   Degree and levels of authority delegated
1.     Except for acquisition or disposal of short-term securities that involves financing (such as bonds with repurchase/resale agreements or bond funds), which should be submitted by the responsible unit for approval by following the internal levels of authority, acquisition or disposal or long- and short-term securities of NT$300 million or under shall be delegated to the chairman to decide and the decision shall be subsequently submitted to and ratified at the next board meeting; acquisition or disposal or long- and short-term securities exceeding NT$300 million shall be submitted to and approved by the board of directors before proceeding.
2.    Mainland China area investment shall be approved by the shareholders meeting or delegated to the board of directors for approval by the shareholders meeting and submitted to the Investment Commission of the Ministry of Economic Affairs for approval before proceeding.
3.     Acquisition or disposal of assets that are required by the Company Act or other applicable laws to be decided or ratified by the shareholders meeting or reported to the shareholders meeting shall be completed accordingly.
(3)   Unit responsible for implementation
The unit responsible for acquisition or disposal of long- and short-term securities at the Company is the Treasury Division.
II.        Appraisal procedure
(1)    The Company, when acquiring or disposing

    internal control system.
(2)   Degree and levels of authority delegated
1.     Except for acquisition or disposal of short-term securities that involves financing (such as bonds with repurchase/resale agreements or bond funds), which should be submitted by the responsible unit for approval by following the internal levels of authority, acquisition or disposal or long- and short-term securities of NT$300 million or under shall be delegated to the chairman to decide and the decision shall be subsequently submitted to and ratified at the next board meeting; acquisition or disposal or long- and short-term securities exceeding NT$300 million shall be submitted to and approved by the board of directors before proceeding.
2.    Mainland China area investment shall be approved by the shareholders meeting or delegated to the board of directors for approval by the shareholders meeting and submitted to the Investment Commission of the Ministry of Economic Affairs for approval before proceeding.
3.     Acquisition or disposal of assets that are required by the Company Act or other applicable laws to be decided or ratified by the shareholders meeting or reported to the shareholders meeting shall be completed accordingly.
(3)   Unit responsible for implementation
The unit responsible for acquisition or disposal of long- and short-term securities at the Company is the Treasury Division.
II.        Appraisal procedure
(1)    The Company, when acquiring or disposing

of securities shall, prior to the date of occurrence of the event, obtain financial statements of the issuing company for the most recent period, certified or reviewed by a certified public accountant, or other relevant information for the unit responsible for implementation to perform cost benefit analyses and appraise potential investment risks.
(2)   Means of price determination and supporting reference materials:
1.    For acquisition or disposal of securities traded on the TWSE or the GreTai Securities Market, the prices shall be the current share or bond prices.
2.    For acquisition or disposal of securities not traded on the TWSE or the GreTai Securities Market, prices will be based on net asset value per share, profitability, growth potential, market interest rate, coupon rate, and debtor's credit rating as well as the latest sale prices.
III.       If the dollar amount of securities to be acquired or disposed by the Company is 20 percent of the Company's paid-in capital or NT$300 million or more, the Company shall engage a certified public accountant prior to the date of occurrence of the event to provide an opinion regarding the reasonableness of the transaction price. If the CPA needs to use the report of an expert as evidence, the CPA shall do so in accordance with the provisions of the Statement of Auditing Standards No. 20 published by the ARDF of the ROC. This requirement does not apply, however, to publicly quoted prices of securities that have an active market, or where otherwise of securities shall, prior to the date of occurrence of the event, obtain financial statements of the issuing company for the most recent period, certified or reviewed by a certified public accountant, or other relevant information for the unit responsible for implementation to perform cost benefit analyses and appraise potential investment risks.
(2)   Means of price determination and supporting reference materials:
1.     For acquisition or disposal of securities traded on the TWSE or the GreTai Securities Market, the prices shall be the current share or bond prices.
2.     For acquisition or disposal of securities not traded on the TWSE or the GreTai Securities Market, prices will be based on net asset value per share, profitability, growth potential, market interest rate, coupon rate, and debtor's credit rating as well as the latest sale prices.
III.       If the dollar amount of securities to be acquired or disposed by the Company is 20% or more of the Company's paid-in capital or NT$300 million or more, the Company shall engage a certified public accountant prior to the date of occurrence of the event to provide an opinion regarding the reasonableness of the transaction price. If the CPA needs to use the report of an expert as evidence, the CPA shall do so in accordance with the provisions of the Statement of Auditing Standards No. 20 published by the Accounting Research and Development Foundation of the Republic of China (the "ARDF of the ROC"). This requirement does not apply, however, to publicly quoted prices of securities that have an active market, or where

provided by regulations of the FSC.	otherwise provided by regulations of the FSC.
Article 8: Procedure for Acquisition or Disposal of Real Property or Other Fixed Assets
I.          Operating procedures
(1)       Acquisition or disposal of real property or other fixed assets by the Company shall follow the fixed assets cycle under the Company's internal control system.
(2)    Degree and levels of authority delegated
1.    Acquisition or disposal of real property or other fixed assets shall be submitted for approval according to the Company's internal levels of authority.
2.     The aforementioned levels of authority of the Company shall be submitted to the board of directors. In order to meet business needs or specific deadlines, contracts for an amount up to 1% of the Company's net worth as indicated in the latest financial statements may be entered into with the approval of the chairman and subsequently submitted to be ratified by the next board meeting.
3.    Acquisition or disposal of assets that are required by the Company Act or other applicable laws to be decided or ratified by the shareholders meeting or reported to the shareholders meeting shall be completed accordingly.
(3)       Unit responsible for implementation
The unit responsible for acquisition or disposal of real property and other fixed assets at the Company is the user department and related authorized units.
II.    Appraisal procedure:
(1)       For acquisition or disposal of real property and other fixed assets at the Company, the unit responsible for implementation shall
Article 8: Procedure for Acquisition or Disposal of Real Property or Equipment
I.         Operating procedures
(1)       Acquisition or disposal of real property or equipment by the Company shall follow the fixed assets cycle under the Company's internal control system.
(2)   Degree and levels of authority delegated
1.    Acquisition or disposal of real property or equipment shall be submitted for approval according to the Company's internal levels of authority.
2.     The aforementioned levels of authority of the Company shall be submitted to the board of directors. In order to meet business needs or specific deadlines, contracts for an amount up to 1% of the Company's net worth as indicated in the latest financial statements may be entered into with the approval of the chairman and subsequently submitted to be ratified by the next board meeting.
3.    Acquisition or disposal of assets that are required by the Company Act or other applicable laws to be decided or ratified by the shareholders meeting or reported to the shareholders meeting shall be completed accordingly.
(3)       Unit responsible for implementation
The unit responsible for acquisition or disposal of real property and equipment at the Company is the user department and related authorized units.
II.    Appraisal procedure:
(1)      For acquisition or disposal of real property and equipment at the Company, the unit responsible for implementation shall draft a draft a capital expenditure plan in advance and perform a feasibility analysis on the purpose and expected benefits of the acquisition or disposal.
(2)   Means of price determination and supporting reference materials
1. Acquisition or disposal of real property shall be based on published value, appraised value, actual sale prices of neighboring properties, final terms and prices.
2. Acquisition or disposal of other fixed assets shall be based on negotiation or bidding.
III.       The Company, when acquiring or disposing of real property or other fixed assets, shall obtain an appraisal report prior to the date of occurrence of the event from a professional appraiser.
In acquiring or disposing of real property or other fixed assets where the transaction amount reaches 20 percent of the company's paid-in capital or NT$300 million or more, the company, unless transacting with a government agency, engaging others to build on its own land, engaging others to build on rented land, or acquiring or disposing of machinery and equipment for business use, shall obtain an appraisal report prior to the date of occurrence of the event from a professional appraiser and shall further comply with the following provisions:
(1)       Where due to special circumstances it is necessary to give a limited price, specified price, or special price as a reference basis for the transaction price, the transaction shall be submitted for approval in advance by the board of directors, and the same procedure shall be followed for any future changes to the terms and conditions of the capital expenditure plan in advance and perform a feasibility analysis on the purpose and expected benefits of the acquisition or disposal.
(2)   Means of price determination and supporting reference materials
1. Acquisition or disposal of real property shall be based on published value, appraised value, actual sale prices of neighboring properties, final terms and prices.
2. Acquisition or disposal of equipment shall be based on negotiation or bidding.

III.      The Company, when acquiring or disposing of real property or equipment, shall obtain an appraisal report prior to the date of occurrence of the event from a professional appraiser.
In acquiring or disposing of real property or equipment where the transaction amount reaches 20 percent of the company's paid-in capital or NT$300 million or more, the company, unless transacting with a government agency, engaging others to build on its own land, engaging others to build on rented land, or acquiring or disposing of equipment for business use, shall obtain an appraisal report prior to the date of occurrence of the event from a professional appraiser and shall further comply with the following provisions:

(1)       Where due to special circumstances it is necessary to give a limited price, specified price, or special price as a reference basis for the transaction price, the transaction shall be submitted for approval in advance by the board of directors, and the same procedure shall be followed for any future transaction.
(2)      Where the transaction amount is NT$1 billion or more, appraisals from two or more professional appraisers shall be obtained.
(3)       Where any one of the following circumstances applies with respect to the professional appraiser's appraisal results, unless all the appraisal results for the assets to be acquired are higher than the transaction amount, or all the appraisal results for the assets to be disposed of are lower than the transaction amount, a certified public accountant shall be engaged to perform the appraisal in accordance with the provisions of the Statement of Auditing Standards No. 20 published by the ARDF of the ROC and render a specific opinion regarding the reason for the discrepancy and the appropriateness of the transaction price:
    1. The discrepancy between the appraisal result and the transaction amount is 20 percent or more of the transaction amount.
    2. The discrepancy between the appraisal results of two or more professional appraisers is 10 percent or more of the transaction amount.
(4)       No more than 3 months may elapse between the date of the appraisal report issued by a professional appraiser and the contract execution date; provided, that where the publicly announced current value for the same period is used and not more than 6 months have elapsed, an opinion may still be issued by the original professional appraiser.

   changes to the terms and conditions of the transaction.
(2)      Where the transaction amount is NT$1 billion or more, appraisals from two or more professional appraisers shall be obtained.

(3)      Where any one of the following circumstances applies with respect to the professional appraiser's appraisal results, unless all the appraisal results for the assets to be acquired are higher than the transaction amount, or all the appraisal results for the assets to be disposed of are lower than the transaction amount, a certified public accountant shall be engaged to perform the appraisal in accordance with the provisions of the Statement of Auditing Standards No. 20 published by the ARDF of the ROC and render a specific opinion regarding the reason for the discrepancy and the appropriateness of the transaction price:
    1. The discrepancy between the appraisal result and the transaction amount is 20 percent or more of the transaction amount.
    2. The discrepancy between the appraisal results of two or more professional appraisers is 10 percent or more of the transaction amount.
(4)       No more than 3 months may elapse between the date of the appraisal report issued by a professional appraiser and the contract execution date; provided, that where the publicly announced current value for the same period is used and not more than 6 months have elapsed, an opinion may still be issued by the original professional appraiser.
Article 9: Procedure for Acquisition or Disposal of Memberships or Intangible Assets
I.         Appraisal and operating procedures
(1)   Acquisition or disposal of memberships or intangible assets by the Company shall follow the investment cycle under the Company's internal control system.
(2)   Terms and price of transaction, degree and levels of authority delegated
1.     Acquisition or disposal of memberships shall be based on fair market prices to determine the transaction terms and prices, which will be placed in analysis reports to be approved according to the levels of authority in the Company.
2.     Acquisition or disposal of intangible assets shall be based on expert opinions or fair market prices to determine the transaction terms and prices, which will be placed in analysis reports to be approved according to the levels of authority in the Company.
(3)    Unit responsible for implementation
When acquiring or disposing of a membership or intangible asset, the Company shall follow the decisions approved by the levels of authority referred to in the preceding paragraph, and assign the user department or the procurement department to execute the decisions.
II.         When acquiring or disposing of memberships or intangible assets above certain amounts, the Company shall engage a certified public accountant to render an opinion on the reasonableness of the transaction price.
If the dollar amount of memberships or intangible assets to be acquired or disposed of by the Company is 20% or more of the

Article 9: Procedure for Acquisition or Disposal of Memberships or Intangible Assets
I.         Appraisal and operating procedures
(1)    Acquisition or disposal of memberships or intangible assets by the Company shall follow the investment cycle under the Company's internal control system.
(2)    Terms and price of transaction, degree and levels of authority delegated
1.     Acquisition or disposal of memberships shall be based on fair market prices to determine the transaction terms and prices, which will be placed in analysis reports to be approved according to the levels of authority in the Company.
2.     Acquisition or disposal of intangible assets shall be based on expert opinions or fair market prices to determine the transaction terms and prices, which will be placed in analysis reports to be approved according to the levels of authority in the Company.
(3)   Unit responsible for implementation
When acquiring or disposing of a membership or intangible asset, the Company shall follow the decisions approved by the levels of authority referred to in the preceding paragraph, and assign the user department or the procurement department to execute the decisions.
II.        When acquiring or disposing of memberships or intangible assets above certain amounts, the Company shall engage a certified public accountant to render an opinion on the reasonableness of the transaction price.
If the dollar amount of memberships or intangible assets to be acquired or disposed of by the Company is 20% or more of the

Company's paid-in capital or NT$300 million or more, the Company shall engage a certified public accountant prior to the date of occurrence of the event to provide an opinion regarding the reasonableness of the transaction price; the certified public accountant shall comply with the provisions of the Statement of Auditing Standards No. 20 published by the ARDF of the ROC.

Company's paid-in capital or NT$300 million or more, except in transactions with a government agency, the Company shall engage a certified public accountant prior to the date of occurrence of the event to provide an opinion regarding the reasonableness of the transaction price; the certified public accountant shall comply with the provisions of the Statement of Auditing Standards No. 20 published by the ARDF of the ROC.

Article 13 Operating Procedures for Related Party Transactions
When a public company intends to acquire or dispose of real property from or to a related party, or when it intends to acquire or dispose of assets other than real property from or to a related party and the transaction amount reaches 20% or more of paid-in capital, 10 percent or more of the company's total assets, or NT$300 million or more, the Company may not proceed to enter into a transaction contract or make a payment until the following matters have been approved by the board of directors and recognized by the supervisors:
I.         The purpose, necessity and anticipated benefit of the acquisition or disposal of assets.
II.        The reason for choosing the related party as a trading counterparty.
III.      With respect to the acquisition of real property from a related party, information regarding appraisal of the reasonableness of the preliminary transaction terms in accordance with Article 14 and Article 15.
IV.      The date and price at which the related party originally acquired the real property, the original trading counterparty, and that trading counterparty's relationship to the Company and the related party.
V.        Monthly cash flow forecasts for the year commencing from the anticipated month of
Article 13 Operating Procedures for Related Party Transactions
When a public company intends to acquire or dispose of real property from or to a related party, or when it intends to acquire or dispose of assets other than real property from or to a related party and the transaction amount reaches 20% or more of paid-in capital, 10 percent or more of the company's total assets, or NT$300 million or more, except in trading of government bonds or bonds under repurchase and resale agreements, or subscription or redemption of domestic money market funds, the Company may not proceed to enter into a transaction contract or make a payment until the following matters have been approved by the board of directors and recognized by the supervisors:
I.        The purpose, necessity and anticipated benefit of the acquisition or disposal of assets.
II.       The reason for choosing the related party as a trading counterparty.
III.      With respect to the acquisition of real property from a related party, information regarding appraisal of the reasonableness of the preliminary transaction terms in accordance with Article 14 and Article 15.
IV.       The date and price at which the related party originally acquired the real property, the original trading counterparty, and that trading counterparty's relationship to the Company and the related party.
V.        Monthly cash flow forecasts for the year commencing from the anticipated month of signing of the contract, and evaluation of the necessity of the transaction, and reasonableness of the funds utilization.
VI.       An appraisal report from a professional appraiser or a CPA's opinion obtained in compliance with the preceding article.
VII.      Restrictive covenants and other important stipulations associated with the transaction.
The calculation of the transaction amounts referred to in the preceding paragraph shall be made in accordance with Paragraph 2, Article 31 herein, and "within the preceding year" as used herein refers to the year preceding the date of occurrence of the current transaction. Items that have been approved by the board of directors and recognized by the supervisors need not be counted toward the transaction amount.
With respect to the acquisition or disposal of machinery and equipment for business use between the Company and its parent or subsidiaries, if the transaction amount does not exceed 1% of the Company's net worth as indicated in the latest financial statements, the Chairman of the Board shall be delegated the authority to decide such matters and the decisions shall be subsequently submitted to and ratified by the next Board of Directors meeting.
If the Company has created the position of independent director pursuant to the provisions of the Securities and Exchange Act, and if a matter is submitted for discussion by the Board of Directors in accordance with the provisions of Paragraph 1 and Paragraph 3, the Board of Directors shall take into full consideration each independent director's opinions. If an independent director objects to or expresses reservations about any matter, it shall be recorded in the minutes of the Board of Directors meeting.
Where an audit committee has been established in

signing of the contract, and evaluation of the necessity of the transaction, and reasonableness of the funds utilization.
VI.      An appraisal report from a professional appraiser or a CPA's opinion obtained in compliance with the preceding article.
VII.     Restrictive covenants and other important stipulations associated with the transaction.
The calculation of the transaction amounts referred to in the preceding paragraph shall be made in accordance with Paragraph 2, Article 31 herein, and "within the preceding year" as used herein refers to the year preceding the date of occurrence of the current transaction. Items that have been approved by the board of directors and recognized by the supervisors need not be counted toward the transaction amount.
With respect to the acquisition or disposal of equipment for business use between the Company and its parent or subsidiaries, if the transaction amount does not exceed 1% of the Company's net worth as indicated in the latest financial statements, the Chairman of the Board shall be delegated the authority to decide such matters and the decisions shall be subsequently submitted to and ratified by the next Board of Directors meeting.
If the Company has created the position of independent director pursuant to the provisions of the Securities and Exchange Act, and if a matter is submitted for discussion by the Board of Directors in accordance with the provisions of Paragraph 1 and Paragraph 3, the Board of Directors shall take into full consideration each independent director's opinions. If an independent director objects to or expresses reservations about any matter, it shall be recorded in the minutes of the Board of Directors meeting.
Where an audit committee has been established in

accordance with the provisions of the Securities and Exchange Act, the matters for which paragraph 1 requires recognition by the supervisors shall first be approved by more than half of all audit committee members and then submitted to the board of directors for resolution.
If approval of more than half of all audit committee members as required in the preceding paragraph is not obtained, the procedures may be implemented if approved by more than two-thirds of all directors, and the resolution of the audit committee shall be recorded in the minutes of the board of directors meeting.
The terms "all audit committee members" in Paragraph 5 and "all directors" in the preceding paragraph shall be counted as the actual number of persons currently holding those positions.
accordance with the provisions of the Securities and Exchange Act, the matters for which paragraph 1 requires recognition by the supervisors shall first be approved by more than half of all audit committee members and then submitted to the board of directors for resolution.
If approval of more than half of all audit committee members as required in the preceding paragraph is not obtained, the procedures may be implemented if approved by more than two-thirds of all directors, and the resolution of the audit committee shall be recorded in the minutes of the board of directors meeting.
The terms "all audit committee members" in Paragraph 5 and "all directors" in the preceding paragraph shall be counted as the actual number of persons currently holding those positions.

Article 14: Appraisal Procedure for Acquisition of Real Property from Related Parties
I.        A public company that acquires real property from a related party shall evaluate the reasonableness of the transaction costs by the following means:
(1)       Based upon the related party's transaction price plus necessary interest on funding and the costs to be duly borne by the buyer. "Necessary interest on funding" is imputed as the weighted average interest rate on borrowing in the year the company purchases the property; provided, it may not be higher than the maximum non-financial industry lending rate announced by the Ministry of Finance.
(2)       Total loan value appraisal from a financial institution where the related party has previously created a mortgage on the property as security for a loan; provided, the actual cumulative amount loaned by the financial institution shall have been

Article 14: Appraisal Procedure for Acquisition of Real Property from Related Parties
I.        Where the Company acquires real property from a related party it shall evaluate the reasonableness of the transaction costs by the following means:
(1)       Based upon the related party's transaction price plus necessary interest on funding and the costs to be duly borne by the buyer. "Necessary interest on funding" is imputed as the weighted average interest rate on borrowing in the year the company purchases the property; provided, it may not be higher than the maximum non-financial industry lending rate announced by the Ministry of Finance.
(2)       Total loan value appraisal from a financial institution where the related party has previously created a mortgage on the property as security for a loan; provided, the actual cumulative amount loaned by the financial institution shall have been

70% or more of the financial institution's appraised loan value of the property and the period of the loan shall have been 1 year or more. However, this shall not apply where the financial institution is a related party of one of the trading counterparties.
II.       Where land and structures thereupon are combined as a single property purchased in one transaction, the transaction costs for the land and the structures may be separately appraised in accordance with either of the means listed in the preceding paragraph.
III.       A public company that acquires real property from a related party and appraises the cost of the real property in accordance with the two preceding items shall also engage a CPA to check the appraisal and render a specific opinion.
IV.      Where a public company acquires real property from a related party and one of the following circumstances exists, the acquisition shall be conducted in accordance with Article 13 and the preceding three items do not apply:
1.     The related party acquired the real property through inheritance or as a gift.
2.     More than 5 years have elapsed from the time the related party signed the contract to obtain the real property to the signing date for the current transaction.
3.     The real property is acquired through signing of a joint development contract with the related party.

70% or more of the financial institution's appraised loan value of the property and the period of the loan shall have been 1 year or more. However, this shall not apply where the financial institution is a related party of one of the trading counterparties.
II.       Where land and structures thereupon are combined as a single property purchased in one transaction, the transaction costs for the land and the structures may be separately appraised in accordance with either of the means listed in the preceding paragraph.
III.       Where the Company acquires real property from a related party and appraises the cost of the real property in accordance with the two preceding items it shall also engage a CPA to check the appraisal and render a specific opinion.
IV.      Where the Company acquires real property from a related party and one of the following circumstances exists, the acquisition shall be conducted in accordance with Article 13 and the preceding three items shall not apply:
1.     The related party acquired the real property through inheritance or as a gift.
2.     More than 5 years have elapsed from the time the related party signed the contract to obtain the real property to the signing date for the current transaction.
3.     The real property is acquired through signing of a joint development contract with the related party, or through engaging a related party to build real property, either on the company's own land or on rented land.

Article 15: Response Procedure When Transaction Cost Is Lower Than Transaction Price I.When the results of the Company's appraisal conducted in accordance with Item 1 and Item 2	Article 15: Response Procedure When Transaction Cost Is Lower Than Transaction Price I.When the results of the Company's appraisal conducted in accordance with Item 1 and Item 2 of the preceding Article are uniformly lower than the transaction price, the matter shall be handled in compliance with Item 2, Item 3, and Item 4. However, where the following circumstances exist, objective evidence has been submitted and specific opinions on reasonableness have been obtained from a professional real property appraiser and a CPA have been obtained, this restriction shall not apply:
(1)       Where the related party acquired undeveloped land or leased land for development, it may submit proof of compliance with one of the following conditions:
1.    Where undeveloped land is appraised in accordance with the means in the preceding Article, and structures according to the related party's construction cost plus reasonable construction profit are valued in excess of the actual transaction price. The "Reasonable construction profit" shall be deemed the average gross operating profit margin of the related party's construction division over the most recent 3 years or the gross profit margin for the construction industry for the most recent period as announced by the Ministry of Finance, whichever is lower.
2.    Completed transactions by unrelated parties within the preceding year involving other floors of the same property or neighboring parcels of land, where the land area and transaction terms are similar after calculation of reasonable price discrepancies in floor or area land prices in accordance with standard of the preceding Article are uniformly lower than the transaction price, the matter shall be handled in compliance with Item 2, Item 3, and Item 4. However, where the following circumstances exist, objective evidence has been submitted and specific opinions on reasonableness have been obtained from a professional real property appraiser and a CPA have been obtained, this restriction shall not apply:
(1)       Where the related party acquired undeveloped land or leased land for development, it may submit proof of compliance with one of the following conditions:
1.     Where undeveloped land is appraised in accordance with the means in the preceding Article, and structures according to the related party's construction cost plus reasonable construction profit are valued in excess of the actual transaction price. The "Reasonable construction profit" shall be deemed the average gross operating profit margin of the related party's construction division over the most recent 3 years or the gross profit margin for the construction industry for the most recent period as announced by the Ministry of Finance, whichever is lower.
2.     Completed transactions by unrelated parties within the preceding year involving other floors of the same property or neighboring parcels of land, where the land area and transaction terms are similar after calculation of reasonable price discrepancies in floor or area land prices in accordance with standard property market practices.
3.    Completed leasing transactions by unrelated parties for other floors of the same property from within the preceding year, where the transaction terms are similar after calculation of reasonable price discrepancies among floors in accordance with standard property leasing market practices.
(2)       Where a public company acquiring real property from a related party provides evidence that the terms of the transaction are similar to the terms of transactions completed for the acquisition of neighboring parcels of land of a similar size by unrelated parties within the preceding year.
Completed transactions for neighboring parcels of land in this article in principle refers to parcels on the same or an adjacent block and within a distance of no more than 500 meters or parcels close in publicly announced current value; transaction for similarly sized parcels in principle refers to transactions completed by unrelated parties for parcels with a land area of no less than 50% of the property in the planned transaction; within the preceding year refers to the year preceding the date of occurrence of the acquisition of the real property.
II.       Where the Company acquires real property from a related party and the results of appraisals conducted in accordance with Article 14 and Item 1 of this article are uniformly lower than the transaction price, the following steps shall be taken:
(1)    A special reserve shall be set aside in

property market practices.
3.     Completed leasing transactions by unrelated parties for other floors of the same property from within the preceding year, where the transaction terms are similar after calculation of reasonable price discrepancies among floors in accordance with standard property leasing market practices.
(2)       Where the Company acquiring real property from a related party provides evidence that the terms of the transaction are similar to the terms of transactions completed for the acquisition of neighboring parcels of land of a similar size by unrelated parties within the preceding year.
Completed transactions for neighboring parcels of land in this article in principle refers to parcels on the same or an adjacent block and within a distance of no more than 500 meters or parcels close in publicly announced current value; transaction for similarly sized parcels in principle refers to transactions completed by unrelated parties for parcels with a land area of no less than 50% of the property in the planned transaction; within the preceding year refers to the year preceding the date of occurrence of the acquisition of the real property.
II.       Where the Company acquires real property from a related party and the results of appraisals conducted in accordance with Article 14 and Item 1 of this article are uniformly lower than the transaction price, the following steps shall be taken:
(1)    A special reserve shall be set aside in

accordance with Article 41, paragraph 1 of the Securities and Exchange Act against the difference between the real property transaction price and the appraised cost, and may not be distributed or used for capital increase or issuance of bonus shares. Where the Company uses the equity method to account for its investment in another public company, then the special reserve called for under Article 41, paragraph 1 of the Securities and Exchange Act shall be set aside pro rata in a proportion consistent with the share of the equity stake in the other company.
(2)        Supervisors shall comply with Article 218 of the Company Act.
(3)        Actions taken pursuant to subparagraph 1 and subparagraph 2 shall be reported to a shareholders meeting, and the details of the transaction shall be disclosed in the annual report and any investment prospectus.
III.      Where the Company has set aside a special reserve under the preceding paragraph it may not utilize the special reserve until it has recognized a loss on decline in market value of the assets it purchased at a premium, or they have been disposed of, or adequate compensation has been made, or the status quo ante has been restored, or there is other evidence confirming that there was nothing unreasonable about the transaction, and the FSC has given its consent.
IV.       When a public company obtains real property from a related party, it shall also comply with the preceding two items if there is other evidence indicating that the acquisition was not an arms length transaction.

accordance with Article 41, paragraph 1 of the Securities and Exchange Act against the difference between the real property transaction price and the appraised cost, and may not be distributed or used for capital increase or issuance of bonus shares. Where the Company uses the equity method to account for its investment in another public company, then the special reserve called for under Article 41, paragraph 1 of the Securities and Exchange Act shall be set aside pro rata in a proportion consistent with the share of the equity stake in the other company.
(2)        Supervisors shall comply with Article 218 of the Company Act.
(3)       Actions taken pursuant to subparagraph 1 and subparagraph 2 shall be reported to a shareholders meeting, and the details of the transaction shall be disclosed in the annual report and any investment prospectus.
III.       Where the Company has set aside a special reserve under the preceding paragraph it may not utilize the special reserve until it has recognized a loss on decline in market value of the assets it purchased at a premium, or they have been disposed of, or adequate compensation has been made, or the status quo ante has been restored, or there is other evidence confirming that there was nothing unreasonable about the transaction, and the FSC has given its consent.
IV.        When the Company obtains real property from a related party, it shall also comply with the preceding two items if there is other evidence indicating that the acquisition was not an arms length transaction.

Article 21: The Company shall report to the board of directors meeting after it authorizes the relevant personnel to handle derivatives trading in accordance with the provisions under this chapter.
Article 21:
The Company shall report to the next upcoming meeting of the board of directors after it authorizes the relevant personnel to handle derivates trading in accordance with the provisions under this chapter.

Article 31: Public Announcement and Regulatory Filing Procedures
I.          Under any of the following circumstances, when acquiring or disposing of assets, the Company shall publicly announce and report the relevant information on the FSC's designated website in the appropriate format as prescribed by regulations within two days commencing immediately from the date of occurrence of the event:
(1)       Acquisition or disposal of real property from or to a related party, or acquisition or disposal of assets other than real property from or to a related party where the transaction amount reaches 20% or more of paid-in capital, 10% or more of the company's total assets, or NT$300 million or more; provided, this shall not apply to trading of government bonds or bonds under repurchase and resale agreements.
(2)        Engaging in a merger, demerger, acquisition or transfer of shares.
(3)       Losses from derivatives trading reaching the limits on aggregate losses or losses on individual contracts set out in Paragraph 2, Article 18 herein.
(4)       Where an asset transaction other than any of those referred to in the preceding three subparagraphs or an investment in mainland China reaches 20% or more of the Company's paid-in capital or NT$300 million; provided, this shall not apply to the following circumstances:
Article 31: Public Announcement and Regulatory Filing Procedures
I.         Under any of the following circumstances, when acquiring or disposing of assets, the Company shall publicly announce and report the relevant information on the FSC's designated website in the appropriate format as prescribed by regulations within two days commencing immediately from the date of occurrence of the event:
(1)       Acquisition or disposal of real property from or to a related party, or acquisition or disposal of assets other than real property from or to a related party where the transaction amount reaches 20% or more of paid-in capital, 10% or more of the company's total assets, or NT$300 million or more; provided, this shall not apply to trading of government bonds, bonds under repurchase and resale agreements, or subscription or redemption of domestic money market funds.
(2)       Engaging in a merger, demerger, acquisition or transfer of shares.
(3)       Losses from derivatives trading reaching the limits on aggregate losses or losses on individual contracts set out in Paragraph 2, Article 18 herein.
(4)      Where an asset transaction other than any of those referred to in the preceding three subparagraphs or an investment in mainland China reaches 20% or more of the Company's paid-in capital or NT$300 million; provided, this shall not apply to the following circumstances:

                    1.     Trading of government bonds.
2.     Trading of bonds under repurchase and resale agreements.

3.    Where the type of asset acquired or disposed of is equipment/machinery for business use, the trading counterparty is not a related party, and the transaction amount is less than NT$500 million.
4.     Where the subsidiary of the Company is a professional investment firm and is engaged in securities trading on foreign or domestic securities exchanges or over-the-counter markets.
5.    Where land is acquired under an arrangement engaging others to build on the company's own land, engaging others to build on rented land, joint construction and allocation of housing units, joint construction and allocation of ownership percentages, or joint construction and separate sale, and the amount the Company expects to invest in the transaction is less than NT$500 million.

II.        The amount of transactions specified in the preceding item shall be calculated as follows:
(1)       The amount of any individual transaction.
(2)      The cumulative transaction amount of acquisitions and disposals of the same type of underlying asset with the same trading counterparty within the preceding year.
(3)       The cumulative transaction amount of real property acquisitions and disposals (cumulative acquisitions and disposals, respectively) within the same development project within the preceding year.
1. Trading of government bonds.
2.    Trading of government bonds, bonds under repurchase and resale agreements, or subscription or redemption of domestic money market funds.
3.    Where the type of asset acquired or disposed of is equipment for business use, the trading counterparty is not a related party, and the transaction amount is less than NT$500 million.
4.     Where the subsidiary of the Company is a professional investment firm and is engaged in securities trading on foreign or domestic securities exchanges or over-the-counter markets.
5.     Where land is acquired under an arrangement engaging others to build on the company's own land, engaging others to build on rented land, joint construction and allocation of housing units, joint construction and allocation of ownership percentages, or joint construction and separate sale, and the amount the Company expects to invest in the transaction is less than NT$500 million.
II.        The amount of transactions specified in the preceding item shall be calculated as follows:
(1)      The amount of any individual transaction.
(2)      The cumulative transaction amount of acquisitions and disposals of the same type of underlying asset with the same trading counterparty within the preceding year.
(3)       The cumulative transaction amount of real property acquisitions and disposals (cumulative acquisitions and disposals, respectively) within the same development project within the preceding year.

(4)       The cumulative transaction amount of acquisitions and disposals (cumulative acquisitions and disposals, respectively) of the same security within the preceding year.
III.      "Within the preceding year" as used in the preceding item refers to the year preceding the date of occurrence of the current transaction. Items duly announced in accordance with the provisions herein need not be counted toward the transaction amount.
IV.       The Company shall compile monthly reports on the status of derivatives trading engaged in up to the end of the preceding month by itself and any subsidiaries that are not domestic public companies and enter the information in the prescribed format into the information reporting website designated by the FSC by the 10th of each month.
V.        Where any of the following circumstances occurs with respect to a transaction that the Company has already publicly announced and reported in accordance with the preceding article, a public report of relevant information shall be made on the information reporting website designated by the FSC within two days commencing immediately from the date of occurrence of the event:
(1)        Change, termination or rescission of a contract signed in regard to the original transaction.
(2)        The merger, demerger, acquisition or transfer of shares is not completed by the scheduled date set forth in the contract.
(3)       Change to the originally publicly announced and reported information.
VI.       At the time of public announcement, if the Company makes an error or omission in an item required by regulations to be publicly announced and is therefore required to correct

(4)       The cumulative transaction amount of acquisitions and disposals (cumulative acquisitions and disposals, respectively) of the same security within the preceding year.
III.       "Within the preceding year" as used in the preceding item refers to the year preceding the date of occurrence of the current transaction. Items duly announced in accordance with the provisions herein need not be counted toward the transaction amount.
IV.       The Company shall compile monthly reports on the status of derivatives trading engaged in up to the end of the preceding month by itself and any subsidiaries that are not domestic public companies and enter the information in the prescribed format into the information reporting website designated by the FSC by the 10th of each month.
V.        Where any of the following circumstances occurs with respect to a transaction that the Company has already publicly announced and reported in accordance with the preceding article, a public report of relevant information shall be made on the information reporting website designated by the FSC within two days commencing immediately from the date of occurrence of the event:
(1)       Change, termination or rescission of a contract signed in regard to the original transaction.
(2)       The merger, demerger, acquisition or transfer of shares is not completed by the scheduled date set forth in the contract.
(3)       Change to the originally publicly announced and reported information.
VI.       At the time of public announcement, if the Company makes an error or omission in an item required by regulations to be publicly announced and is therefore required to correct it,

it, all the items shall be again publicly announced and reported in their entirety.
VII.     When acquiring or disposing of assets, the Company shall keep all relevant contracts, meeting minutes, log books, appraisal reports and opinions of the certified public accountant, attorney and securities underwriter at the Company headquarters, where they shall be retained for five years, except where another act of law provides otherwise.
VIII.    If a subsidiary of the Company is not a domestic public company and the acquisition or disposal of the assets by the subsidiary meets the above public announcement and regulatory filing requirements, the Company shall conduct the public announcement and regulatory filing on its behalf. However, the "20% of paid-in capital or 10% of total assets" requirement that is applicable to the subsidiary's public announcement and regulatory filing refers to the Company's paid-in capital or total assets.

all the items shall be again publicly announced and reported in their entirety.
VII.     When acquiring or disposing of assets, the Company shall keep all relevant contracts, meeting minutes, log books, appraisal reports and opinions of the certified public accountant, attorney and securities underwriter at the Company headquarters, where they shall be retained for five years, except where another act of law provides otherwise.
VIII.    If a subsidiary of the Company is not a domestic public company and the acquisition or disposal of the assets by the subsidiary meets the above public announcement and regulatory filing requirements, the Company shall conduct the public announcement and regulatory filing on its behalf. However, the "20% of paid-in capital or 10% of total assets" requirement that is applicable to the subsidiary's public announcement and regulatory filing refers to the Company's paid-in capital or total assets.

Article 35
Where an audit committee has been established in accordance with the provisions of the Securities and Exchange Act, the provisions regarding supervisors set out in Articles 6, 13, 25, and 34, shall apply mutatis mutandis to the audit committee.
Where an audit committee has been established in accordance with the provisions of the Securities and Exchange Act, the provisions regarding independent directors set out in Article 15, paragraph 2, subparagraph 2 shall apply mutatis mutandis to the audit committee.

Article 32-1
Where an audit committee has been established in accordance with the provisions of the Securities and Exchange Act, the provisions regarding supervisors set out in Articles 6, 13, 25, and 34, shall apply mutatis mutandis to the audit committee.
Where an audit committee has been established in accordance with the provisions of the Securities and Exchange Act, the provisions regarding independent directors set out in Article 15, paragraph 2, subparagraph 2 shall apply mutatis mutandis to the audit committee.

Article 32-2
For the calculation of 10% of total assets under the Procedures, the total assets stated in the most recent parent company only financial report or individual financial report prepared under the Regulations Governing the Preparation of Financial Reports by Securities Issuers shall be used.

■Attachment VI

Advanced Semiconductor Engineering, Inc.

Table of Comparison of the Revised Articles of Incorporation
Original Provisions	Provisions after Revision
Article 6:
The Company's registered capital is NT$96 billion, divided into 9.6 billion shares with a face value of NT$10 per share. Stock options worth NT$8 billion are set aside for employee subscription. The board is authorized to issue the remainder in several batches.

Article 6:
The Company's registered capital is NT$100 billion, divided into 10 billion shares with a face value of NT$10 per share. Stock options worth NT$8 billion are set aside for employee subscription. The board is authorized to issue the remainder in several batches.

Article 16:
The Company shall have seven to nine Directors, of which there shall be two independent Directors and five to seven non-independent Directors, and also five to seven Supervisors to be elected by the shareholders’ meeting from candidates with legal capacity. Each director and supervisor shall hold office for a term of three years, and may continue to serve if re-elected.
Election of Directors and Supervisors should be handled according to Article 198 of the Company Act and the relevant laws and regulations.
When handling the aforementioned election of Directors, the election of independent Directors and non-independent Directors should be held concurrently, with the names of the elected separately calculated, and those that receive the ballots representing the greatest number of voting rights will be elected as independent Directors or non-independent Directors.

Article 16:
The Company shall have seven to nine Directors, of which there shall be two independent Directors and five to seven non-independent Directors, and also five to seven Supervisors to be elected by the shareholders’ meeting from candidates with legal capacity. Each director and supervisor shall hold office for a term of three years, and may continue to serve if re-elected.
Election of Directors and Supervisors should be handled according to Article 198 of the Company Act and the relevant laws and regulations.
When handling the aforementioned election of Directors, the election of independent Directors and non-independent Directors should be held concurrently, with the names of the elected separately calculated, and those that receive the ballots representing the greatest number of voting rights will be elected as independent Directors or non-independent Directors.
The provisions under this chapter regarding supervisors shall cease to apply once the supervisors elected since 2012 have been relieved of their duties. The supervisors shall be replaced by an audit committee that the Company will establish in accordance with Article 14-4 of the Securities and Exchange Act. The audit committee shall be responsible for exercising the powers of supervisors under the Company Act, the Securities and Exchange Act, and other applicable laws. The audit committee shall consist of all independent directors and its powers and related matters shall be devised by the board of directors in accordance with the applicable laws.
In response to the establishment of the audit committee in the preceding paragraph, when the Company elects its directors in 2015, the number of directors and supervisors under paragraph 1 shall be amended to 11 to 15 directors, of which there shall be three independent directors and eight to twelve non-independent directors, and the position of supervisor shall be eliminated.

Article 27:
These Articles of Incorporation were passed at a founders' meeting with the agreement of all of the founders, held on March 11, 1984.
The first amendment was made on May 3, 1984.
．
．
The thirty-eighth amendment was made on June 28, 2011.
The thirty-ninth amendment was made on June 21, 2012.
The fortieth amendment was made on June 26, 2013.

Article 27:
These Articles of Incorporation were passed at a founders' meeting with the agreement of all of the founders, held on March 11, 1984.
The first amendment was made on May 3, 1984.
．
．
The thirty-eighth amendment was made on June 28, 2011.
The thirty-ninth amendment was made on June 21, 2012.
The fortieth amendment was made on June 26, 2013.
The forty-first amendment was made on June 26, 2014.

■Attachment VII

Advanced Semiconductor Engineering, Inc.
Table of Comparison of the Company’s revised Rules Governing the Election of Directors and Supervisors
Original Provisions	Provisions after Revision
Rules Governing the Election of Directors and Supervisors	Rules Governing the Election of Directors
Article 1:
Unless otherwise specified by the Company Act, the Securities and Exchange Act, and the Company's Articles of Incorporation, the election of the Company's directors and supervisors shall be governed by these Rules.

Article 1:
Unless otherwise specified by the Company Act, the Securities and Exchange Act, and the Company's Articles of Incorporation, the election of the Company's directors shall be governed by these Rules.

Article 2:
The election of the Company's directors and supervisors may be carried out by shareholders via electronic voting.
When conducting the election of the Company's directors and supervisors, in addition to electronic voting, shareholders may also use the ballots prepared by the Board of Directors printed with their attendance pass serial numbers and the number of votes represented.
In the election described in the preceding paragraph, the name of a voter on the ballot may be replaced by the attendance pass serial number.
In the process of electing the Company's directors and supervisors, the number of votes exercisable in respect of one share shall be the same as the number of directors or supervisors to be elected, and the total number of votes per share may be consolidated for election of one candidate or may be split for election of two or more candidates. Independent and non-independent directors shall be elected at the same time, but in separately calculated numbers.

Article 2:
The election of the Company's directors may be carried out by shareholders via electronic voting.
When conducting the election of the Company's directors, in addition to electronic voting, shareholders may also use the ballots prepared by the Board of Directors and printed with their attendance pass serial numbers and the number of votes represented.

In the election described in the preceding paragraph, the name of a voter on the ballot may be replaced by the attendance pass serial number.
In the process of electing the Company's directors, the number of votes exercisable in respect of one share shall be the same as the number of directors to be elected, and the total number of votes per share may be consolidated for election of one candidate or may be split for election of two or more candidates. Independent and non-independent directors shall be elected at the same time, but in separately calculated numbers.

Article 3: In the election of the Company's directors and	Article 3: In the election of the Company's directors, based on

Original Provisions	Provisions after Revision
Rules Governing the Election of Directors and Supervisors	Rules Governing the Election of Directors
supervisors, based on the provisions of the Company’s Articles of Incorporation regarding the number of positions for directors and supervisors to be elected, candidates with the most number of votes (including electronic votes) shall be elected as independent directors, non-independent directors or supervisors. If two or more candidates receive the same number of votes and the total number of elected persons has exceeded the number of positions to be elected, the matter shall be decided by a drawing of lots. For those who are not in attendance, the Chairman shall draw lots on their behalf. A natural person who has been elected as a director and a supervisor simultaneously shall decide on his or her own which one of these positions to assume. The same rule applies when a government or corporate shareholder, or its designated representative, is elected as a director and a supervisor simultaneously. If an elected director or supervisor is found to have provided erroneous personal information or if his or her election is determined to be invalid under applicable laws, the vacant position shall be filled by the next candidate with the highest number of votes in the same election, and subsequently announced at the same shareholders' meeting.

the provisions of the Company’s Articles of Incorporation regarding the number of positions for directors to be elected, candidates with the most number of votes (including electronic votes) shall be elected as independent directors or non-independent directors. If two or more candidates receive the same number of votes and the total number of elected persons has exceeded the number of positions to be elected, the matter shall be decided by a drawing of lots and the Chairman shall draw lots on behalf of those who are not in attendance. If an elected director is found to have provided erroneous personal information or if his or her election is determined to be invalid under applicable laws, the vacant position shall be filled by the next candidate with the highest number of votes in the same election, and subsequently announced at the same shareholders' meeting.

Article 10: The Company will issue certificates for elected members to the elected directors and supervisors.	Article 10: The Company will issue certificates of election to elected directors.
Article 11: These Rules shall come into force after the approval of the shareholders’ meeting, and so shall any later amendments.
Article 11:
These Rules shall come into force after the approval of the shareholders’ meeting, and so shall any later amendments, except for any amendments on June 26, 2014 which shall be implemented on the same day as the election of directors in 2015.

■Appendix Ⅰ

Advanced Semiconductor Engineering, Inc.

Rules of Procedure for the Shareholders’ Meeting

1.	The Shareholders’ Meeting of the Company shall be conducted in accordance with the Rules specified herein.

2.
Shareholders attending the meeting in person (or their proxies) shall wear attendance badges and shall submit sign-in cards in lieu of signing in. The Company's weight of share ownership in attendance shall be based on the weight of share ownership described in the preceding, plus the weight of share ownership exercised via electronic voting.

3.
Unless specified in Article 179 of the Company Act whereas no voting right is entitled or restricted by the applicable rules under the Company Act whereas limited voting right is entitled, a shareholder of the Company shall be entitled to one vote for each share held. When a shareholder is unable to attend the shareholders’ meeting for whatever the reason, the shareholder may present a proxy statement printed by the Company that states the scope of authorization to entrust a proxy to attend the shareholders’ meeting. With the exception of trust enterprises or stock affair agencies approved by competent securities authorities concerned, the votes that may be cast by one proxy representing two or more shareholders shall not exceed three percent of the votes of total shares issued; any votes in excess of that limit shall not be counted.

A shareholder may only execute one power of attorney and appoint one proxy only, which shall be delivered to the Company at least five days prior to the shareholders meeting. In case of overlapping proxies, the first one to arrive at the Company shall apply. However, exception applies when a proxy is rescinded.

Once the proxy has been delivered to the Company and the shareholder wishes to personally attend the meeting or exercise his or her voting rights by electronic means, the concerned shareholder should notify the Company in writing two days prior to the shareholders’ meeting to rescind the notice for proxy. If the shareholder fails to do so by the deadline, the voting right cast by the trustee agent shall govern.

4.
Venue of ANNUAL SHAREHOLDERS’ MEETINGs shall be where the Company is located or a different location convenient for shareholders to attend and for the meeting to be held with the commencement no earlier than 9am or later than 3pm.

5.
Unless otherwise stipulated in the Company Act, ANNUAL SHAREHOLDERS’ MEETINGs shall be called by the board of directors and chaired by the president. Article 208.3 of the Company Act shall be followed if the president is absent. If an ANNUAL SHAREHOLDERS’ MEETING is called by someone other than the president who has the right to call the meeting, the said person shall chair the meeting. If more than one person has the right to call the meeting, one shall be elected to chair the meeting.

6.
The Company may appoint the retained lawyers, certified public accountants or relevant personnel to attend the shareholders’ meeting. The staff handling administrative affairs of the shareholders’ meeting shall wear identification badges or arm-bands.

7.	The Company shall record the whole course of the shareholders’ meeting on audio tape or video tape, and shall keep the tapes on file for at least one year.

8.
The chairperson shall announce that the meeting begins when it is time to begin. If shareholders representing more than half of all voting rights are not present, the chairperson may delay the meeting. A meeting may be delayed twice for a combined maximum of one hour. If after two postponements the number of shareholders present is still insufficient while the shareholders present do represent at least one third of the total issued shares, provisional resolutions may be adopted in accordance with Article 175 Paragraph 1 of the Company Act. If prior to the end of the meeting the shareholders present have represented at least half of the total issued shares, the chairperson may resubmit the provisional resolutions adopted by the meeting for a vote in accordance with Article 174 of The Company Act.

9.
Agenda of an ANNUAL SHAREHOLDERS’ MEETING called by the board of directors shall be decided by the board of directors. The meeting shall proceed according to the agenda unless changed by an ANNUAL SHAREHOLDERS’ MEETING resolution.

If the shareholders’ meeting is convened by someone entitled to convene such a meeting who is not a member of the board of directors, the rules of the preceding paragraph shall apply mutatis mutandis.
Unless by the resolution of the shareholders’ meeting, the chairperson may not declare the meeting ended until all items on the agenda (including extemporaneous motions) arranged in the preceding two paragraphs have been completed.

After the meeting is declared ended, shareholders may not elect a chairperson to resume the meeting at the original location or other premises, unless such declaration by the chairperson has violated the rules of procedure, whereas one person may be elected the chairperson with the consent of one half of the votes represented by shareholders present to resume the Meeting.

10.	When the shareholders’ meeting is in session, the chairperson may in his/her discretion allocate and announce time for breaks.

11.
Before a shareholder present at the meeting speaks, he/she shall first fill out a statement slip stating therein the main points of the statement, the shareholder's account number (or the attendance identification number) and account name, so that the chairperson may determine the order of speaking. The shareholder present at the meeting that merely submits a statement slip without speaking is considered not having spoken. If the contents of the statement do not conform to the contents of the statement slip, the contents of the statement shall govern. Unless given consent by the chairperson and the speaking shareholder, the other shareholders may not speak to interrupt when a shareholder is speaking; otherwise the chairperson shall stop the interruption.

12.
Unless permitted by the chairperson, no shareholder may speak for more than twice regarding the same proposal, and shall not last for more than five minutes each time.

If a shareholder violates rules under the preceding paragraph or goes beyond the scope of topics for discussion in speaking, the chairperson may stop him/her from speaking.

13.
When an institutional person attends the shareholders’ meeting as a proxy, the institutional person may assign only one representative to attend the meeting. When an institutional shareholder assigns two or more representatives to attend the shareholders’ meeting, only one of them may speak for any single proposal.

14.	After a shareholder present at the meeting speaks, the chairperson may reply in person or assign concerned personnel to reply.

15.
With respect to discussions of a proposal, if the chairperson feels that a consensus has been reached where a vote can be taken on the proposal, he/she may announce that the discussions shall cease and the proposal be submitted for a vote.

16.
The chairperson shall appoint monitors and ballot counters for voting on proposals. For qualifications, monitors must be shareholders. The results of each vote shall be announced on the spot and made into the minutes.

17.
Unless otherwise provided by The Company Act or the Company’s Articles of Incorporation, a proposal shall be approved by the consent of more than half of the votes of shares represented by shareholders present. In voting, a proposal is considered approved if the chairperson receives no dissenting opinions after requesting, which has the same effect as does voting by ballot.

18.
Where there is an amendment or an alternative for a proposal, the chairperson shall determine the order in which they are to be voted on with the original proposal. If any of the proposals has been approved, the other shall be treated as rejected and not be voted on separately.

19.
The chairperson may instruct the inspectors (or security personnel) to assist in maintaining order in the meeting venue. While assisting in maintaining order at the venue, the inspectors (or security personnel) shall wear arm-bands reading “Inspector.”

20.	All matters not provided by these Rules herein shall be handled in accordance with The Company Act, relevant laws and regulations, as well as the Company’s Articles of Incorporation.

21.	These Rules shall come into force given the approval of the shareholders’ meeting, and so shall be the amendment.

■Appendix Ⅱ
Advanced Semiconductor Engineering, Inc.

Articles of Incorporation (Before Revisions)

Chapter I General Rules
Article 1	:	The Company is organized in accordance with the rules of The Company Act that governs companies limited by shares, and is named Advanced Semiconductor Engineering, Inc. in English.
Article 2	:
The businesses operated by the Company:
1.     Manufacture, assembly, reprocessing, testing and export of integrated circuits of various types.
2.     Research and development, design, manufacture, assembly, reprocessing, testing and export of various computer, electronic, communications and information products, as well as their peripherals and parts.
3.     General export/import trades, excluding businesses requiring special permission.
4.     CC01080 Electronic components manufacturing industry
5.     CC01990 Other electrical, electronic and mechanical equipment manufacturing industry (IC lead frame, BGA substrate and FC substrate)
6.     F119010 Electronic material wholesale business
7.     F219010 Electronic material retail business
8.     I199990 Other consultant service (technological and consultant service of IC lead frame, BGA substrate and FC substrate)
9.     JE01010 Leasing business
10.   ZZ99999 Engagement in businesses that are not prohibited or restricted by law with the exception of businesses requiring permit.

Article 3	:
Where the Company invests in another company as a limited liability shareholder, it is not subject to the restriction imposed by The Company Act providing that such investment shall not exceed a specified percentage of the total paid-in capital.

Article 4	:	The Company may provide external guarantees.
Article 5	:	The Company is headquartered in the Nantz Export Processing Zone in Kaohsiung, Taiwan. Branches, offices or business locations may be set up in Taiwan or overseas with board of directors resolutions.
Chapter II Shares
Article 6	:
The Company's registered capital is NT$96 billion, divided into 9.6 billion shares with a face value of NT$10 per share. Stock options worth NT$8 billion are set aside for employee subscription. The board is authorized to issue the remainder in several batches.

Article 7	:
Share certificates of the Company are all registered in form, which shall be signed or affixed with seal by more than three directors as well as duly attested before they can be issued. According to Article 162.2 of the Company Act, the Company may choose to not provide share certificates in print form.

Article 8	:
Title transfer of stocks shall all be suspended from within sixty days before the shareholders’ general meeting is held, within thirty days before the shareholders’ provisional meeting is held, or within five days before the basis date for distribution of stock dividends and bonuses or other benefits determined by the Company.

Article 9	:	The Company’s processing rules of stock affairs shall fully comply with pertinent laws and regulations promulgated by the authorities concerned
Chapter III Shareholders’ Meeting
Article 10	:
The Company holds general and provisional shareholders' meetings. A general meeting is called by the board of directors once a year within six months after the end of a fiscal year according to law. The provisional meeting is convened when necessary according to law.

Article 11	:
To convene the shareholders’ general meeting and the shareholders’ provisional meeting, the Company shall inform each and every shareholder of the date, venue and purpose of convening the meeting thirty days and fifteen days respectively in advance before the meeting is held.

Article 12	:
Unless otherwise provided by The Company Act, a resolution of the shareholders’ meeting shall be adopted by the consent of more than one half of the votes represented by the shareholders present in a meeting attended by shareholders representing more than one half of the total issued shares.

Article 13	:	Unless specified in Article 179 of The Company Act whereas no voting right is entitled, a shareholder of the Company shall be entitled to one vote for each share held.
Article 14	:
If a shareholder is unable to attend the shareholders’ meeting for whatever the reason, he/she may present a proxy statement printed by the Company, stating therein the scope of authorization to entrust a proxy to appear on his/her behalf. The above proxy statement shall be delivered to the Company five days in advance before the shareholders’ meeting is held.

Article 15	:	Unless otherwise stipulated in the Company Act, ANNUAL SHAREHOLDERS’ MEETINGs shall be called by the board of directors and chaired by the president. Article 208.3 of the Company Act shall be followed if the president is absent. If an ANNUAL SHAREHOLDERS’ MEETING is called by someone other than the president who has the right to call the meeting, the said person shall chair the meeting. If more than one person has the right to call the meeting, one shall be elected to chair the meeting.

Chapter IV Directors and Supervisors
Article 16	:
The Company shall have seven to nine Directors, of which there shall be two independent Directors and five to seven non-independent Directors, and also five to seven Supervisors to be elected by the shareholders’ meeting from candidates with legal capacity. Each director and supervisor shall hold office for a term of three years, and may continue to serve in the office if re-elected.
At the time of election of Directors and Supervisors, it should be handled according to Article 198 of the Company Act and the relevant laws and regulations.
When handling the aforementioned election of Directors, the election of independent Directors and non-independent Directors should be held together, with the names of the elected separately calculated, and those that receive more ballots that represent voting rights will be elected as independent Directors or non-independent Directors.

Article 16.1	:
Shareholders retaining at least 1% of all outstanding shares and the board of directors may nominate candidates for independent directorship. A list of candidates determined at board of directors meetings to meet the criteria for being elected independent directors are submitted by the board of directors to the ANNUAL SHAREHOLDERS’ MEETING for consideration. If the Shareholder’s Meeting is convened by another person with the authority to convene the meeting, after the person with the authority to convene the meeting examines the qualifications of the candidate(s) for serving as an independent Director, the names are sent to the Shareholder’s meeting for election. All matters regarding the acceptance method and announcement of the nomination of candidates for independent Director will be handled according to the Company Act, the Securities Exchange Law, and other relevant laws and regulations.

Article 16.2	:
Independent directors shall be remunerated with NT$2 million per person per year. If an independent serves on the board of directors for less than a year, s/he shall be paid part of that amount for the number of days served. An independent director of the Company, if also serving as a member of the Company's Remuneration Committee, shall receive compensation of NT$360,000 per year. If the term of service is less than one year, the actual compensation received shall be calculated on a pro-rata basis on the actual days served.

Article 17	:
The board of directors shall be organized by the directors whose functions are as follows:
(1)     Preparing the business plan.
(2)     Making proposals regarding profit distribution or loss replenishment.
(3)     Making proposals regarding capital increase/decrease.
(4)     Reviewing and approving important rules and contracts.

(5) Appointing and dismissing the president of the Company.
(6) Establishing and dissolving branch organizations of the Company.
(7) Reviewing and approving budgets and actual budget.
(8) Other functions vested by The Company Act or by the resolution of the shareholders’ meeting.

Article 18	:
The board of directors is formed by directors. The president shall be elected from the directors with 2/3 attending and over half of those attending voting for him/her. A vice president may be elected in the same way. The president represents the Company in its dealings with third parties. When the chairperson is on leave or unable to exercise his/her official functions for whatever the reason, the acting chairperson shall be designated in accordance with Article 208 of The Company Act.

Article 19	:
Unless otherwise provided by The Company Act, the board of directors meeting shall be convened by the chairperson according to law. The meeting may be held at any location at home, or by video conference.

Article 19.1	:
Board of directors meetings shall be notified to directors and supervisors seven days in advance with the reason indicated. In an emergency, a board of directors meeting may be called at any time.
Notifications of board of directors meetings may be in writing or via email or fax.

Article 20	:
A director may present a written proxy statement to entrust another director as the proxy to attend the board of directors meeting and exercise the voting right on his/her behalf, but each director may act as a proxy for only one other director.

Chapter V Manager
Article 21	:	The Company shall have one president, whose appointment, dismissal and remuneration shall be handled in accordance with Article 29 of The Company Act.
Chapter VI Accounting
Article 22	:
The Company’s fiscal year shall run from January 1 to December 31 each year. At the end of each fiscal year, the board of directors shall prepare the various statements and reports as required by The Company Act and submit them to the shareholders’ general meeting for ratification according to law.

Article 23	:
The Company’s net profits each year after the actual budget shall be distributed in the following order:
(1)   Replenishment of losses.
(2)   Allocation of 10% as the legal surplus reserve.
(3)   Allocation of a special surplus reserve in accordance with laws or regulations set forth by the authorities concerned.
(4)   For the unrealized portion of long-term investment profits calculated by the equity method that is not cash dividends, it may be listed as the special surplus reserve under the item of current profits, to be included for profit distribution after being realized.
(5)   Addition or deduction of the portion of retained earnings that are equity investment gains or losses that have been realized or measured at fair value through other overall gains or losses.
Any remaining profits, if any, shall be distributed as follows:
(6)   Allocation of 2%, inclusive, or less from the balance after the amounts mandated by Subparagraphs 1 to 4 above have been deducted as the remuneration for directors and supervisors.
(7)   7%-11% of the remainder after deducting the amounts indicated in Items 1 to 5 shall be set aside for distribution as employee bonuses. 7% of the amount earmarked for employee bonuses shall be distributed according to the rules governing distribution of employee bonuses; the remainder in excess of the 7% to be distributed by the board among employees based on their individual contributions.
(8)   The board of directors shall be delegated to draw up a plan to distribute the remaining profits to shareholders pro rata according to the percentage of shares held by each S\shareholder.
Employees referred to in Item 7 of the preceding paragraph include employees of subsidiary companies that meet certain conditions, which are to be prescribed by the board of directors.

Article 24	:
The Company is now at the stage of steady growth. To provide the Company with the funds it needs to expand and satisfy shareholders' desire for cash inflow, the Company adopts a Residual Dividend Policy. With which, cash dividends shall not fall below 30% of all dividends, with the remainder distributed in the form of stock dividends. Dividend distribution proposals shall be drafted by the board of directors and approved by the ANNUAL SHAREHOLDERS’ MEETING before they are implemented.

Chapter VII Supplementary Provisions
Article 25	:	The Articles of Incorporation and By-Laws of the Company shall be separately established.
Article 26	:	Any matters that are not completely provided by the Articles of Incorporation shall be handled in accordance with The Company Act.
Article 27	:
The Articles of Incorporation were established by the organizers’ meeting under the agreement of all organizers on March 11, 1984, and the first amendment was made on May 3, 1984.
The first amendment was made on May 3, 1984.
The second amendment was made on June 11, 1984.
The third amendment was made on June 25, 1984.
The fourth amendment was made on May 28, 1986.

The fifth amendment was made on July 10, 1986.
The sixth amendment was made on August 15, 1987.
The seventh amendment was made on May 28, 1988.
The eighth amendment was made on July 18, 1988.
The ninth amendment was made on September 1, 1988.
The tenth amendment was made on October 30, 1988.
The eleventh amendment was made on November 24, 1988.
The twelfth amendment was made on December 5, 1988.
The thirteenth amendment was made on February 21, 1989.
The fourteenth amendment was made on December 11, 1989.
The fifteenth amendment was made on March 31, 1990.
The sixteenth amendment was made on March 30, 1991.
The seventeenth amendment was made on April 11, 1992.
The eighteenth amendment was made on April 28, 1993.
The nineteenth amendment was made on March 21, 1994.
The twentieth amendment was made on March 21, 1995.
The twenty-first amendment was made on April 8, 1996.
The twenty-second amendment was made on April 12, 1997.
The twenty-third amendment was made on March 21, 1998.
The twenty-fourth amendment was made on June 9, 1999.
The twenty-fifth amendment was made on July 11, 2000.
The twenty-sixth amendment was made on June 1, 2001.
The twenty-seventh amendment was made on June 21, 2002.
The twenty-eighth amendment was made on June 21, 2002.
The twenty-ninth amendment was made on June 19, 2003.
The thirtieth amendment was made on June 19, 2003.
The thirty-first amendment was made on June 15, 2004.
The thirty-second amendment was made on June 30, 2005.
The thirty-third amendment was made on June 21, 2006.
The thirty-fourth amendment was made on June 28, 2007.
The thirty-fifth amendment was made on June 19, 2008.
The thirty-sixth amendment was made on June 25, 2009.
The thirty-seventh amendment was made on June 14, 2010.
The thirty-eighth amendment was made on June 28, 2011.
The thirty-ninth amendment was made on June 21, 2012.
The fortieth amendment was made on June 26, 2013.

■Appendix Ⅲ
Status of Holdings by Directors and Supervisors

1.	According to Article 26 of the Securities Exchange Act, all directors shall retain no less than a combined 125,187,521 shares and all supervisors no less than 12,518,752 shares.

2.	As of the ex-dividend date (April 28, 2014) shares retained by directors and supervisors are as follows:

April 28, 2014

Title	Name	Current Holdings
		No. of shares	Number of shares
Director	Richard H.P. Chang (Vice President)	104,414,941	1.33%
Director	Rutherford Chang	1,779,708	0.02%
Director	A.S.E. Enterprises Limited	1,327,202,773	16.96%
	Represented by: Jason C.S. Chang(Chairman)
	Tien Wu
	Joseph Tung
	J&R Holding Ltd.	46,703,763	0.60%
	Represented by: Raymond Lo
	Represented by: Jeffery Chen
Independent Directors	Shen-Fu Yu	0	0.00%
	Ta-Lin Hsu	0	0.00%
Supervisors	Jerry Chang	748,860	0.01%
Supervisors	Hung Ching Development & Construction Co., Ltd.	85,588,293	1.09%
	Represented by: YY Tseng
	David Pan
	TS Chen
	JJ Lee

Note1:	As of the ex-dividend date, combined shares retained by all directors were 1,480,101,185, conforming to Article 26 of the Securities Exchange Act.

Note2:	As of the ex-dividend date, combined shares retained by all supervisors were 86,337,153, conforming to Article 26 of the Securities Exchange Act.

■Appendix Ⅳ

Advanced Semiconductor Engineering, Inc.
Information Concerning Employee Bonus and Information Remuneration for Directors and Supervisors

A resolution to distribute 2013 earnings was passed at the board meeting held on April 8, 2014. Distribution of earnings passed at the board meeting is as follows:
1.	Distribution of employee cash bonus of NT$1,587,300,000.
2.	NT$144,000,000 is distributed as remuneration to directors and supervisors.
3.
The difference between the amount to be distributed and the combined amount of employee bonuses of NT$1,586,671,569 and remuneration to directors and supervisors of NT$144,242,869 already expensed is NT$385,562.

(1).	Reason for the difference: Accounting estimate adjustments.
(2).
Handling of the difference: The difference was recognized as changes in accounting estimates at the time the board passed the resolution. In case of a significant change to the amounts approved by the board of directors after the year has ended, the change is applied to adjust the expenses in the year in which they are recognized. If the amount still changes after the day the financial statements are passed, it shall be treated as changes in accounting estimates and entered into accounts in the following year.

■Appendix Ⅴ

Impact upon Business Performance and EPS Resultant from Non-remunerative Share Allotment this time

Item	Year		2014 (Estimate)
Paid-in capital at the beginning of the period (NT$1,000)			77,560,040
Status of distribution of shares and dividends for the year in question (Note 1, Note 2)	Cash dividend per share (NT$)		1.30
	Number of shares distributed for each share in earned surplus turned capital increase (shares)		None
	Number of shares distributed for each share in capital reserve turned capital increase (shares)		None
Status of change of operating performance	Operating profits		N/A (Note 3)
Increase (decrease) ratio of operating profits compared to the same period last year
After-tax net earnings
Increase (decrease) ratio of after-tax net earnings compared to the same period last year
Earnings per share (retroactive adjustment)
Increase (decrease) ratio of earnings per share compared to the same period last year
Average annual rate of return (counting average annual P/E ratio in reverse)
Projected earnings per share and P/E Ratio	If earned surplus-turned capital increase is completely replaced by distribution of cash dividends	Projected earnings per share
Projected average annual rate of return
	If capital reserve-turned capital increase is not conducted	Projected earnings per share
Projected average annual rate of return
	If capital reserve-turned capital increase is not conducted and earned surplus-turned capital increase is distributed in cash dividend instead	Projected earnings per share
Projected average annual rate of return

Note 1:	After a resolution is passed at ANNUAL SHAREHOLDERS’ MEETING 2014.
Note 2:
A total of NT$10,156,005,399 is distributed as dividends, NT$1.3 per share, all of which will be distributed in cash. The above distribution of dividends to shareholders and the cash and stock dividend distribution rates are calculated based on the number (7,812,311,846) of shares recorded in the Register of Shareholders as of March 30, 2014. If at a later date the Company’s ECB holders exercise the right of conversion, or new shares are issued to employees against Employee Stock Option warrants, or new shares are issued by the Company for cash increase, or there is a buyback of the Company’s stock, or transfer or cancellation of the Company’s treasury stocks, which affects the cash distribution rate of the shareholders’ bonus, requiring adjustment, the management will request the shareholders’ meeting to authorize the board of directors to handle the situation and make adjustments accordingly.

Note 3:	According to the “Guidance Concerning Handling of Financial Forecast Information of Public Companies”, the Company is not required to disclose its financial forecasts for 2014.

President: Jason C.S. Chang　　Manager: Richard H.P. Chang　　Accountant Manager: Joseph Tung

Summary of Corporate Governance Differences

Item 16G.  Corporate Governance

As a company listed on the New York Stock Exchange, or the NYSE, we are subject to certain corporate governance rules of the NYSE. The application of the NYSE’s corporate governance rules is limited for foreign private issuers, recognizing that they have to comply with domestic requirements. As a foreign private issuer, we must comply with the following NYSE corporate governance rules: 1) satisfy the audit committee requirements of the SEC; 2) chief executive officer must promptly notify the NYSE in writing upon becoming aware of any material non-compliance with applicable NYSE corporate governance rules; 3) submit annual and interim affirmations to the NYSE regarding compliance with applicable NYSE corporate governance requirements; and 4) provide a brief description of any significant differences between our corporate governance practices and those required of U.S. companies under the NYSE listing standards. The table below sets forth the significant differences between our corporate governance practices and those required of U.S. companies under the NYSE listing standards.

New York Stock Exchange Corporate Governance Rules Applicable to U.S. Companies	Description of Significant Differences between Our Governance Practices and the NYSE Corporate Governance Rules Applicable to U.S. Companies
Director independence
Listed companies must have a majority of independent directors, as defined under the NYSE listing standards.
Two members of our board of directors are independent as defined in Rule 10A-3 under the Exchange Act. We do not assess the independence of our directors under the independence requirements of the NYSE listing standards.

Pursuant to relevant laws and regulations of the ROC, we have two independent directors on our board of directors that were elected through the candidate nomination system at our annual general meeting on June 21, 2012.

To empower non-management directors to serve as a more effective check on management, the non-management directors of each company must meet at regularly scheduled executive sessions without management.

All of our directors attend the meetings of the board of directors. Our non-management directors do not meet at regularly scheduled executive sessions without management. The ROC Company Law does not require companies incorporated in the ROC to have their non-management directors meet at regularly scheduled executive sessions without management.

Nominating/Corporate governance committee
Listed companies must have a nominating/corporate governance committee composed entirely of independent directors and governed by a written charter that provides for certain responsibilities of the committee set out in the NYSE listing standards.

We do not have a nominating/corporate governance committee. The ROC Company Law does not require companies incorporated in the ROC to have a nominating/corporate governance committee.
Currently, our board of directors performs the duties of a corporate governance committee and regularly reviews our corporate governance principles and practices.

The ROC Company Law requires that directors be elected by shareholders. Under ROC law and regulations, companies that have independent directors are required to adopt a candidate nomination system for the election of independent directors. Our two independent directors were elected through the candidate nomination system provided in our articles of incorporation. All of our non-independent directors were elected directly by our shareholders at our shareholders meetings without a nomination process.
Compensation committee
Listed companies must have a compensation committee composed entirely of independent directors and governed by a written charter that provides for certain responsibilities of the committee set out in the NYSE listing standards.

We have established a compensation committee on September 29, 2011 which was required by the regulations promulgated by the FSC in March 2011. The charter of such committee contains similar responsibilities as those provided under NYSE listing standards.

In addition to any requirement of Rule 10A-3(b)(1), all compensation committee members must satisfy the independence requirements for independent directors set out in the NYSE listing standards.
Our compensation committee members satisfy the independence requirements of Rule 10A-3 under the Exchange Act. We do not assess the independence of our compensation committee member under the independence requirements of the NYSE listing standards but adopt the independence standard as promulgated under ROC Securities and Exchange Act.

Audit committee
Listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act.
We have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act. Pursuant to the ROC Securities and Exchange Act, public companies shall either establish an audit committee or install supervisors provided that the FSC may, after considering the scale, business nature of a public company and other essential conditions, require the company to establish an audit committee in place of its supervisor. According the ruling issued by the FSC on February 20, 2013 (the “FSC Ruling”), we are required to retain an audit committee no later than the expiration of the term of the current directors and supervisors.  We currently have supervisors and shall replace our supervisors by establishing an audit committee no later than the expiration of the term of our current directors and supervisors in accordance with the FSC Ruling.

The audit committee must have a minimum of three members.
We currently have two members on our audit committee. Our audit committee members satisfy the independence requirements of Rule 10A-3 under the Exchange Act. We do not assess the independence of our audit committee member under the independence requirements of the NYSE listing standards.

In addition to any requirement of Rule 10A-3(b)(1), all audit committee members must satisfy the independence requirements for independent directors set out in the NYSE listing standards.
The audit committee must have a written charter that provides for the duties and responsibilities set out in Rule 10A-3 and addresses certain other matters required by the NYSE listing standards.
Our audit committee charter provides for the audit committee to assist our board of directors in its oversight of (i) the integrity of our financial statements, (ii) the qualifications, independence and performance of our independent auditor and (iii) our compliance with legal and regulatory requirements and provides for the duties and responsibilities set out in Rule 10A-3. Our audit committee charter does not address all the matters required by the NYSE listing standards beyond the requirements of Rule 10A-3.

Because the appointment and retention of our

independent auditor are the responsibility of our entire board of directors under ROC law and regulations, our audit committee charter provides that the audit committee shall make recommendations to the board of directors with respect to these matters.

Each listed company must have an internal audit function.
We have an internal audit function. Under the ROC Regulations for the Establishment of Internal Control Systems by Public Companies, a public company is required to set out its internal control systems in writing, including internal audit implementation rules, which must be approved by the board of directors.
Our entire board of directors and the Chief Executive Officer are responsible for the establishment of the internal audit functions, compliance with the internal audit implementation rules and oversight of our internal control systems, including the appointment and retention of our independent auditor.

Equity compensation plans
Shareholders must be given the opportunity to vote on all equity compensation plans and material revisions thereto, except for employment inducement awards, certain grants, plans and amendments in the context of mergers and acquisitions, and certain specific types of plans.

We comply with the corresponding requirements of the ROC Company Law, the ROC Securities and Exchange Law, and the ROC Criteria Governing the Offering and Issuance of Securities by Securities Issuers, which require shareholders’ approval for the distribution of employee bonuses, while the board of directors has authority to approve employee stock option plans by a majority vote of the board of directors at a meeting where at least two-thirds of all directors are present and to grant options to employees pursuant to such plans provided that shareholders' approval is required if the exercise price of an option would be less than the closing price of the common shares on the Taiwan Stock Exchange on the grant date of the option, subject to the approval of the Securities and Futures Bureau of the FSC, and to approve treasury stock programs and the transfer of shares to employees under such programs by a majority vote of the board of directors in a meeting where at least two-thirds of all directors are present.

Corporate governance guidelines
Listed companies must adopt and disclose corporate governance guidelines.
We currently comply with the domestic non-binding Corporate Governance Best-Practice Principles for Taiwan Stock Exchange and GreTai Securities Market Listed Companies promulgated by the Taiwan Stock Exchange and the GreTai Securities Market, and we provide an explanation of differences between our practice and the principles, if any, in our ROC annual report.

Code of ethics for directors, officers and employees
Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the	We have adopted a code of ethics that satisfies the requirements of Item 16B of Form 20-F and applies to all employees, officers, supervisors and directors of our

code for directors or executive officers.	company and our subsidiaries and will disclose any waivers of the code as required by Item 16B of Form 20-F. We have posted our code of ethics on our website.
Description of significant differences
Listed foreign private issuers must disclose any significant ways in which their corporate governance practices differ from those followed by domestic companies under NYSE listing standards.	This table contains the significant differences between our corporate governance practices and those required of U.S. companies under the NYSE listing standards.
CEO certification
Each listed company CEO must certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards, qualifying the certification to the extent necessary.

As a foreign private issuer, we are not required to comply with this rule; however, our Chief Executive Officer provides certifications under Sections 302 and 906 of the Sarbanes-Oxley Act.
Each listed company CEO must promptly notify the NYSE in writing after any executive officer of the listed company becomes aware of any material non-compliance with any applicable provisions of Section 303A.

We intend to comply with this requirement.
Each listed company must submit an executed Written Affirmation annually to the NYSE. In addition, each listed company must submit an interim Written Affirmation each time a change occurs to the board or any of the committees subject to Section 303A. The annual and interim Written Affirmations must be in the form specified by the NYSE.

We have complied with this requirement to date and intend to continue to comply going forward.
Website
Listed companies must have and maintain a publicly accessible website	We have and maintain a publicly accessible website.